New Found Shrimp, Inc.

7830 Inishmore Dr.

Indianapolis, Indiana 46214

August 30, 2011

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

New Found Shrimp, Inc.

Registration Statement on Form S-1A

Filed August 30, 2011

File No. 333-175692

Dear Mr. Kluck,

We are in receipt of your comment letter dated August 17, 2011.  We are currently in the process of amending our Form S-1 filing (Amendment No. 1), which will include revisions, based on your comments. We anticipate the Amendment No. 1 will be filed on or before August 30, 2011.  A redline version of Amendment No. 1 is appended to the end of this letter. The following is a response to each of your comments.

General

1.

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.”  See Securities Act Release No. 33-6932 (April 28, 1992).

   Your disclosure indicates that you are a development stage company with the principal business objective of marketing of consulting services primarily to independent aquatic farming operators and other market participants located in the Midwest. However, your disclosure shows that you had no assets as of June 30, 2011, other than cash of $203, and revenues of $1,500.  Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing.  In addition, the costs of this offering are $17,005.58. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position.  Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not

~~1~~

Mr. Tom Kluck

RE: New Found Shrimp

August 30, 2011

apply to this offering.  If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan.  Please refer to Item 101(a)(2) of Regulation S-K.  We offer the following comments to help you revise your disclosure.

Response: We acknowledge the Commission staff’s comment and have amended our filing with the following:

12 Month Growth Strategy and Milestones

While a strategic and wisely executed marketing campaign is key to expanding our customer base; providing new, cutting-edge, innovative ideas will ensure a solid operation built for long-term success. Our Plan of Operation for the next twelve months is to raise capital to continue to expand our operations. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct a private offering under Section 4(2) of the Securities Act of 1933.

Note: The Company planned the milestones based on months following this registration statement becoming effective

0-3 Months

-Continue current consulting project for New Opportunity Business Solutions, INC

-Create contact plan for current operational farms

-Explore online marketing options

-Interview producing aquatic farmers

4-6 Months

-Begin development of Online Marketing Website

-Hire photographer and determine farm operations to use for literature

-Continue design literature explaining our services

-Negotiate for online merchant account

7-9 Months

-Finish Website

-Add content to website

10-12 Months

-Analyze online marketing and make necessary changes for increased exposure

-Prepare for year 2 marketing

We believe that our business plan, growth strategy and conduct to date evinces significant, bona fide business operations and a scenario that is wholly inapposite to any attempt to create the mere appearance of a specific business plan and effort to avoid the application of Rule 419.

2.

We note that Brian Kistler is listed as a principal and incorporator of the Company in documents filed with the Indiana Secretary of State.  We further note that Brian Kistler is the

Mr. Tom Kluck

RE: New Found Shrimp

August 30, 2011

Chief Executive Officer of your only client, New Opportunity Solutions, Inc.  Please describe in greater detail his association with your company and include, if appropriate, related disclosure in the Transactions with Related Persons section on page 28.  Also, to the extent Mr. Kistler has a material relationship with the company, please revise the Selling Security Holder section to reflect this.

Response: Brian Kistler is the husband of my mother’s sister.  He is experienced in business financial matters and a true entrepreneur.  When I formed the corporation in 2007 I listed him as an incorporator, however that was not correct. I was the only incorporator.  Brian Kistler was encouraging me to form the corporation so that I could work on a project to develop and research the viability of placing a fresh water shrimp farm in Indiana. As disclosed, shortly into my project, my son was diagnosed with infantile spasms so I had to put everything on hold.  During this time, fresh water shrimp farming has become more visible and as a matter of fact there are several aquatic farm operations now located in Indiana.  New Opportunity Business Solutions, Inc, (Brian’s company) retained my services to consult regarding the creation, placement and viability of an aquatic farm operation in Northeastern Indiana. He has never been nor is he now an affiliate, control party or related party to the company. Accordingly, there have not been any amendments made to the Transactions with Related Persons section on page 28. However, we did amend his relationship to the President in the selling shareholder list on page 15 to read “Uncle of President & CEO of sole client”

3.

Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement.  We note, for example, your references to the “ATA,” the “International Trade Report,” and the USDA on pages 18 – 19.  Clearly mark the specific language in the supporting materials that supports each statement.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly.  We believe that there is no need to include the subject disclosure in the amendment.  Accordingly, we have deleted the reference from our disclosures.

Prospectus Cover Page, page 3

4.

Please revise your disclosure on the prospectus cover page and throughout the document to clarify that there is no guarantee that your shares will be quoted on the OTCBB.

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Table of Contents, page 4

5.

Please revise your Table of Contents to provide a reference to your risk factors section.

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Mr. Tom Kluck

RE: New Found Shrimp

August 30, 2011

Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 5

6.

We note you indicate in the Summary section that you were formed to provide consultation to the aquatic farming industry.  However, elsewhere in the document, you disclose that you intend to become a full service aquatic farming operator.  Furthermore, you identify three aquatic farmers as your competitors.  Please revise to clarify, here and throughout the document, the business you intend to undertake.

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly.  We believe that there is no need to include the subject disclosure in the amendment.  Accordingly, we have deleted the reference of becoming a full service aquatic farming operator from our disclosures. If the opportunity presents itself at some point in the future we will address it then, but as for now we are a consulting company to the aquatic farm industry.

Item 5. Determination of Offering Price, page 14

7.

In the first sentence, you state that the price of shares was arbitrarily determined by you. However, at the bottom of page 15, you state that the fixed price of $0.01 was based upon the original purchase price paid by the selling shareholders. Please revise to reconcile.

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Item 7. Selling Security Holders, page 15

8.

You indicate on the cover page and elsewhere that the prospectus relates to 3,600,000 shares of common stock offered by 36 selling shareholders.  However, in the table on page 15, you list 34 security holders offering 3,400,000 securities.  Please revise to reconcile.

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly by adding:

Patricia Stare	100,000	0.625%	100,l000	0%	Friend of President
Robert Stare	100,000	0.625%	100,000	0%	Friend of President

9.

In the third sentence of this section, you state that shares of common stock were issued pursuant to Section 4(6) of the Securities Act of 1933.  Please clarify whether you intended this to state Section 4(2).

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Management’s Discussion and Analysis of Financial Condition, page 24

Mr. Tom Kluck

RE: New Found Shrimp

August 30, 2011

10.

Please expand to discuss in greater detail your company’s plan of operations for the next 12 months.  Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding.  Please explain how the Company intends to meet each of the milestones if it cannot receive funding.

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly with the following text:

12 Month Growth Strategy and Milestones

While a strategic and wisely executed marketing campaign is key to expanding our customer base; providing new, cutting-edge, innovative ideas will ensure a solid operation built for long-term success.

Note: The Company planned the milestones based on months following this registration statement becoming effective

0-3 Months

-Continue current consulting project for NOBS

-Create contact plan for current operational farms

-Explore online marketing options

-Interview producing aquatic farmers

4-6 Months

-Begin development of Online Marketing Website

-Hire photographer and determine farm operations to use for literature

-Continue design literature explaining our services

-Negotiate for online merchant account

7-9 Months

-Finish Website

-Add content to website

10-12 Months

-Analyze online marketing and make necessary changes for increased exposure

-Prepare for year 2 marketing

Any need for outside services in which we cannot provide will all be initially outsourced in order to cut costs by not having facilities in excess of our needs.  The company will not attempt to establish relationships with providers of outsourcing services until the company will be able to utilize such services.

We therefore expect to incur the following costs in the next 12 months in connection with our business operations and fully expect to fund these amounts from operations. There is however no guarantee that we will be able to fund out of operations. In that case our CEO has agreed to fund the projects.

Marketing costs	800
Website development costs	1,000
PCs purchase	1,500
Cost for being a public reporting company	12,005.58
Office Set Up	1,200
Other	500
Total	$17,005.58

11.

We note you indicate on page 24 that your CEO will fund operations over the next 12 months

Mr. Tom Kluck

RE: New Found Shrimp

August 30, 2011

and that this agreement is binding on your CEO.  Please reconcile this disclosure with your disclosure on page 18, which states that you have not made any arrangements or agreements with your officers and directors regarding the advancement of funds.  In addition, please file the binding agreement as an exhibit to the registration statement or tell us why this is not appropriate.

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly and attached the agreement as an exhibit.

Liquidity and Capital Resources, page 26

12.

In light of your auditor’s going concern opinion, please revise your disclosure to be more specific about the sources of your liquidity for the next 12 months.  For example, if you plan to issue additional equity, please disclose your plans to do so.  If you plan to incur debt obligations, please disclose whether you have identified any potential lenders.

Response: We acknowledge the Commission staff’s comment but believe that the disclosure as written below is clear in that we are not engaged in any capital raising activities and that our CEO has agreed to fund the projects if revenues are insufficient and then via equity sales provided by 504,506 or 4(2) exemptions.

 Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability. Our CEO has agreed to continue to fund our operations as needed over the next 12 months until cash flows are sufficient to sustain operations.  Pursuant to the agreement it is binding on our CEO and he has agreed to only the return of his capital with no interest or other consideration. In addition, our Plan of Operation for the next twelve months is to raise capital to continue to expand our operations. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct another private offering under Section 4(2) of the Securities Act of 1933.

Directors and Executive Officers, page 26

13.

Please revise your disclosure to briefly describe Mr. Cupp’s business experience during the past five years including his principal occupations and employment, and the name and principal business of any organization in which such employment was carried on.

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

During the past five years Mr. Cupp has been primarily focused on his full time employment as a High School teacher and Girls Basketball coach for Decatur Central High School in Indianapolis, Indiana. Other than founding the company in 2007 Mr. Cupp does not have any other business experience.

Transactions with Related Persons, Promoters and Certain Control Persons, page 28

Mr. Tom Kluck

RE: New Found Shrimp

August 30, 2011

14.

Please identify your promoters within this section and the nature and amount of anything of value received or to be received directly or indirectly by each promoter.  Please refer to Item 404(c) of Regulation S-K.

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

The company does not have any promoters nor has it paid any parties to promote the company.

15.

We note that you issued 5,000,000 shares to your CEO in exchange for services.  Please describe in greater detail the services rendered. We note your disclosure in the first full paragraph on page 18, which states that the company’s operations were limited while Mr. Cupp tended to his son.

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

These services included but were not limited to the formation of the corporation and research to determine the viability of our business plan. During this time Mr. Cupp paid visits to aquatic farming operations and attended local shrimp association meetings.

16.

We note you indicate you sold 100,000 shares to an affiliate in August 2007. Please identify the affiliate.

Response: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

In August 2007 the company sold to an affiliate, Teresa Cupp, our CEO’s wife, 100,000 shares of common stock at $0.001 for $100.00.

Mr. Tom Kluck

RE: New Found Shrimp

August 30, 2011

We appreciate the Commission staff’s comments and request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com email with any questions or comments.

Sincerely,

NEW FOUND SHRIMP, INC.

/s/:  David R. Cupp

David R. Cupp, President

As filed with the Securities and Exchange Commission on this Tuesday, August 30, 2011 ~~Friday, August 19, 2011~~

Registration No. 333-175692

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM S-1 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

New Found Shrimp, Inc.

(Name of registrant as specified in its charter)

Indiana	7389	20-8926549
(State or Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or organization)	Classification Code Number)	Identification No.)

7830 Inishmore Dr.

Indianapolis, Indiana 46214

317-652-3077

(Address and telephone number of registrant’s principal executive offices)

David R. Cupp

7830 Inishmore Dr.

Indianapolis, Indiana 46214

317-652-3077

 (Name, address and telephone number of agent for service)

Copy to:

Clifford J. Hunt, Esquire

Law Office of Clifford J. Hunt, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [  ]

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one);

Large accelerated filer [  ]

Accelerated filer [  ]

Non-accelerated filer [  ]

Smaller reporting company [X]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock par value $0.001	3,600,000	$0.01	$36,000	$5.58

The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.  The 3,600,000 shares of common stock identified in the table above relate to the Resale Offering by thirty-six ~~thirty-four~~   (36) selling shareholders.  This does not include 12,400,000 shares beneficially owned by our current officers, directors and affiliated persons.  There are a total of 16,000,000 shares of our common stock issued and outstanding as of Tuesday, August 30, 2011 ~~Friday, August 19, 2011~~

Investing in our common stock involves a high degree of risk. A potential investor should carefully consider the factors described under the heading “Risk Factors” beginning at page 9.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED Tuesday, August 30, 2011 ~~Friday, August 19, 2011~~

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The securities offered by this prospectus may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective.  This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where an offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Dated Tuesday, August 30, 2011 ~~Friday, August 19, 2011~~

NEW FOUND SHRIMP, INC.

The Securities Being Offered For Resale Are Shares of Common Stock of NEW FOUND SHRIMP, INC.

~~.~~

Shares offered by Security Holders in Resale Offering

3,600,000

This prospectus relates to 3,600,000 shares of NEW FOUND SHRIMP, INC. common Stock which are being offered in the Resale Offering, by the security holders named in this prospectus under the caption “Selling Security Holders.”  The 3,600,000 shares of common stock identified in the table above relate to the Resale Offering by thirty-six (36) selling shareholders.  This does not include 12,400,000 shares beneficially owned by our current officers, directors and affiliated persons.  There are a total of 16,000,000 shares of our common stock issued and outstanding as of this Tuesday, August 30, 2011 ~~Friday, August 19, 2011~~

It is our intention to seek quotation on the OTC Bulletin Board subsequent to the date of this prospectus. .. There is no guarantee that our common stock will ever be quoted on the OTC Bulletin Board. The lack of a public market for our common stock may place purchasers of shares being offered at risk of having an illiquid security.  There can be no assurance that any market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority (“FINRA”), which operates the OTC Electronic Bulletin Board, nor can there be any assurance that such an application for quotation will be approved. We have agreed to bear the expenses relating to the registration of the shares for the selling security holders.  The selling shareholders may sell shares of our common stock at a fixed price of $0.01 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Selling shareholders are underwriters as defined under the Securities Act of 1933.

The offering shall terminate no later than 180 days from the effective date of this registration statement. We will not receive any proceeds from the resale of shares of common stock by the selling stockholders.

Our common stock is not currently listed or quoted on any quotation medium and involves a high degree of risk.  You should read the “RISK FACTORS” section beginning on page 9 ~~8~~ before you decide to purchase any of our common stock.

Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Nor have they made, or will they make, any determination as to whether anyone should buy these securities.  Any representation to the contrary is a criminal offense.

PROSPECTUS SUMMARY

Item 3.   Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges.

This summary highlights certain information contained elsewhere in this prospectus.  You should read the following summary together with the more detailed information regarding NEW FOUND SHRIMP, INC. (“Us,” “We,” “Our,” “NFS,” the “Company,” or “the Corporation”) and our financial statements and the related notes appearing elsewhere in this prospectus.

 The Company

Our Business

New Found Shrimp (hereinafter “NFS” or “New Found Shrimp”) is a development stage company incorporated in the State of Indiana in April of 2007. We were formed to provide consultation to the aquatic farming industry. NFS will provide consolidation opportunities for on-going and start up aquatic farming operations.  The aquatic farming industry is subject to constant change due to market trends, thereby making it an extremely competitive. The aquatic farming industry is complex. NFS’s approach assists aquatic farming operations with the organizational structure, customer service and marketing aspects of their business, allowing our customers to focus on the business aspects of operation of the farming. By using the services provided by NFS, our clients are free to focus on compliance with regulations within their industry, and to complete their primary business goal, which is to raise and produce aquatic farm produce (fish, shrimp, etc.) We are a development stage company with minimal revenues and limited operations and our auditor has expressed substantial doubt about our ability to continue as a going concern. We have no intention to engage in a reverse merger or acquisition with any unidentified company or companies or other entity.

Nearly all of the shrimp consumed today are shipped frozen. Shrimp are typically frozen from six to twenty-four months before consumption. Our consultation model is designed which provides for fresh shrimp throughout the year. We have a unique opportunity to assist aquatic farmers create a niche market of “always fresh, never frozen” shrimp. The ability to grow shrimp locally, year round allows us to provide consultation to our clients in this high-end product to specialty grocery stores and upscale restaurants throughout the world. The growth period of ~~our~~  the shrimp from post larva to market size is twenty-four weeks. The proposed product is free of all pollutants and is fed only all natural feeds.

We have a very specific business plan that focuses on two aspects of the consulting business: Initial startup development and Customer Service/Marketing. Assisting aquatic farm owners to build strong relationships with their customers will allow our client companies to add business through repeat business and recommendations.

Our programs are tailored to meet the needs and requests of our clients. We assist our clients increase their customer base by assisting them to strengthen their customer service.

We will provide methods for customized marketing, based upon client preference, which may include any or all of the following:

•	Direct mail;

•	Telemarketing;

•	Internet promotions;

•	Seminars and Special Events; and

•	Advertising.

We have begun to generate revenues from our consulting services. We currently charge a flat rate fee for our consulting services on a quarterly basis. The rate charged for our services will be dependent upon the level of consulting services the client company is interested in utilizing and the complexity of the client company business. NFS consulting fees will be negotiated and established based upon factors such as the level of services requested by the client. To date, we have only one client; New Opportunity Business Solutions, Inc and we intend to continue marketing our services with the intention of generating revenue for the company.  A copy of the Consulting Agreement is filed as an exhibit to the registration statement.

The material terms of this Consulting Agreement are that the Company is to consult with the management of aquatic Farming operations. For these services the company is being paid $2,000.  The contract is written for 1 year and due to expire on May 1, 2012.

Thus far we have marketed our services primarily to independent aquatic farmers and other market participants located in the Midwest of the United States of America (the “U.S.”). NFS has been doing business since inception April 2007.  Originally formed to do any and all legal business, the intent of the corporation was to specialize in consultation with and for aquatic farming operators.  The President has been involved in the company since inception and is the founder.  We focus on geographic areas, products and price points where we believe there are significant demand for our services and the potential for attractive returns to our company and investors. We do not consider our company to be a “blank check company” as such term is defined in Securities and Exchange Commission Rule 419, however we are a development stage company with minimal revenues and limited operations and our auditor has expressed substantial doubt about our ability to continue as a going concern. We have no intention to engage in a reverse merger or acquisition with any unidentified company or companies or other entity.   ~~However, our business plan does contemplate potential growth through the acquisition of aquatic farming operations that would complement our business plan. NFS anticipates growth through the consolidation of small and mid-sized aquatic farms. Our management has designed an aggressive but straightforward strategy to transition NFS to a full service aquatic farm operator in addition to our consulting with minimal risk to the existing operation.~~

 12 Month Growth Strategy and Milestones

While a strategic and wisely executed marketing campaign is key to expanding our customer base; providing new, cutting-edge, innovative ideas will ensure a solid operation built for long-term success. Our Plan of Operation for the next twelve months is to raise capital to continue to expand our operations. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct a private offering under Section 4(2) of the Securities Act of 1933.

Note: The Company planned the milestones based on months following this registration statement becoming effective

0-3 Months

-Continue current consulting project for New Opportunity Business Solutions, Inc.

-Create contact plan for current operational farms

-Explore online marketing options

-Interview producing aquatic farmers

4-6 Months

-Begin development of Online Marketing Website

-Hire photographer and determine farm operations to use for literature

-Continue design literature explaining our services

-Negotiate for online merchant account

7-9 Months

-Finish Website

-Add content to website

10-12 Months

-Analyze online marketing and make necessary changes for increased exposure

-Prepare for year 2 marketing

We believe that our business plan, growth strategy and conduct to date evinces significant, bona fide business operations and a scenario that is wholly inapposite to any attempt to create the mere appearance of a specific business plan and effort to avoid the application of Rule 419.

We are focusing on markets that have generally been characterized as a result of strong aquatic farming interest and operations. Our general business strategy is to market our services to markets primarily in the Midwest, where most aquatic farms are located. Our strategically located sale efforts are well positioned to benefit from the continuing need for our services.  We recognize that current market conditions are extremely challenging.  Accordingly, we have adapted our business plan and strategy with the goal of protecting liquidity, enhancing our balance sheet and positioning our Company for future growth when market conditions improve.  In connection with this strategy, we have adopted a conservative approach and our principal business strategy is to utilize our sales expertise to:

•

sell consulting services throughout the Midwest;

•

provide consistently reliable high-quality service;

•

aggressively manage operating costs to maintain and improve operating margins;

•

expand business by improving, enhancing and expanding sales, gaining new customers;

•

pursue complementary “bolt on” growth opportunities having acceptable risks and returns; and

•

generate consistent revenue, operating margins, earnings and cash flows

The following sections present an overview of our business segment, including information regarding the principal business and competitive strengths. Our results of operations and financial condition are subject to a variety of risks. For information regarding our key risk factors, see “Risk Factors.”

We conduct consulting services to one client located in Indiana. Our business consists of one operation from the corporate headquarters. Our revenue is generated from consulting services.

We currently have only one employee, David R. Cupp, who is our Chairman, CEO, President, and controlling shareholder.

Our Statement of Organization:

 We were incorporated in Indiana on April 26, 2007, as New Found Shrimp, Inc. Our principal executive offices are located at 7830 Inishmore Dr., Indianapolis, Indiana 46214. Our phone number is 317-652-3077

The Offering

Number of Shares Being Offered:

The selling security holders may sell up to 3,600,000 shares of common stock at $0.01 per share. Affiliated persons are not offering any shares.  Issuance of these shares to the selling security holders was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended.  Non-affiliated selling security holders will sell at the fixed price.  Selling shareholders are underwriters as defined under the Securities Act of 1933.

Number of Shares Outstanding After the Offering:

16,000,000 shares of our common stock are issued and outstanding.  We have no other securities issued.

Selected Financial Data - Annual:

	Six Months ending June 30,		April 26, 2007 (inception) December 31,
	2011		2010	change
Current assets	$203	$	---	$203
Total Assets	203		---	203

Total current liabilities	100		---	100
Total stockholders' equity (deficit)	103		---	103

Working Capital	103		---	103
Net Cash used in Operating Activities	103		(4,430)	(4,330)

Years Ended December 31,
	Six Months Ending June 30, 2010		April 26, 2007 (inception) December 31, 2010	change
Statement of Operations
Revenues	$1,500	$	---	$1,500
Operating expenses:	1,397		4,930	$(3,533)
Net income (loss)	$103		$(4,930)	$(4,830)

RISK FACTORS

Before you invest in our common stock, you should be aware that there are risks, as described below.  You should carefully consider these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.  Any of the following risks could adversely affect our business, financial conditions and results of operations.

Risks Related To the Company

(1) Our Auditor Has Expressed Substantial Doubt About Our Ability To Continue As A Going Concern.

These financial statements included with this registration statement have been prepared on a going concern basis.  We have working capital of $103 and accumulated deficit of $4,930 since inception as of April 26, 2007.  We may not be able to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty at this time. These factors raise substantial doubt that we will be able to continue as a going concern.  The Company to date has funded its initial operations through the issuance and sale of its common stock.  Management plans to provide for its capital needs by the issuance of common stock and related party advances.  Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

(2)  Our access to credit markets may be limited, which may adversely impact our liquidity.

We may require additional capital from outside sources from time to time. Our ability to arrange financing, and the cost of such capital, is dependent on numerous factors, including:

•	credit availability from banks and other financial institutions;

•	investor confidence in us;

•	our levels of indebtedness;

•	competitive, legislative and regulatory matters;

•	cash flows; and
•	provisions of tax and securities laws that may impact raising capital

In addition, volatility in the capital markets may adversely affect our ability to access any available borrowing capacity under our revolving credit facility.

(3) Our operating results and financial condition may be adversely affected by unfavorable general economic conditions.

Unfavorable economic conditions worldwide contribute to slowdowns. If global economic conditions or economic conditions in the U.S. remain uncertain or persist, spread or deteriorate further, we may experience material adverse impacts on our results of operations, cash flows and financial condition.

(4) Our profitability depends on the demand for the services we sell in the markets we serve.

Any sustained reduction in demand for our services in markets served by our midstream assets could result in a significant reduction in the volume of services that we sell, thereby adversely affecting our results of operations, cash flows and financial condition. Factors that could lead to a reduction in demand include:

•	an increase in the price of services;

•	higher taxes, including federal excise taxes or sales taxes or other governmental or regulatory actions that increase, directly or indirectly;

•	adverse economic conditions which result in lower spending by consumers and businesses on services we sell;

•	higher taxes or other governmental or regulatory actions that increase the cost of the services we provide;

•	effects of weather, natural phenomena, terrorism, war, or other similar acts;
•	a shift by consumers to more technological advances by manufacturers or federal or state regulations;

•

decisions by our customers or suppliers to use alternate service providers for a portion or all of their needs, operate in different markets not served by us, reduce operations or cease operations entirely; and

(5) Because of the natural decline in production in our areas of operation, our success depends on our ability to obtain new sources of business, which is dependent on factors beyond our control.

We have no control over the level of aquatic farm production in our areas of operation. In addition, we have no control over producers or their farming or production decisions, which are affected by, among other things, the availability and cost of capital, prevailing and projected prices, demand for services, levels of reserves, geological considerations, environmental or other governmental regulations, the availability of farming permits, the availability of production and development costs.

(6) Our establishment of new areas may not result in the anticipated revenue increases and is subject to unanticipated regulatory, environmental, political, legal and economic risks which could adversely affect our business.

One of the ways we intend to grow our business is through the establishment of new sales areas. The additions or modifications to our existing business and of new areas involves numerous regulatory, environmental, political and legal uncertainties beyond our control and may require the expenditure of significant amounts of capital. If we undertake such projects, they may not be completed on schedule or at the budgeted cost, or at all. Moreover, our revenue may not increase immediately upon the expenditure of funds on a particular project. For instance, if we expand into a new geographical area, the expansion may occur over an extended period of time and we will not receive any material increases in revenue until the project is completed. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which such growth does not materialize. To the extent we rely on estimates of future production in our decision to expand, such estimates may prove to be inaccurate because of numerous uncertainties inherent in estimating quantities of future production. As a result, new areas may not be able to attract enough demand to achieve our expected investment return which could adversely affect our results of operations, cash flows and financial condition.

(7) We may be unable to generate sufficient or positive cash flows from the purchase, transportation, storage, distribution and sale of services to adequately support our financial or operational results.

Our marketing results depend upon our ability to generate sufficient or positive cash flows from the purchase, sale and cost to provide our services. Our cash flows are affected by many factors beyond our control, including:

•	availability of parties willing to enter into purchase and sale transactions with us;
•	increases in operational or capital costs;

•	availability of funds from our operations and credit facilities to support marketing activities;

•	availability of counterparties willing to offer credit to us;

•	reductions in demand for, and supply of, consulting services for any reason;

                 (8)We operate in a highly competitive business environment, and competitive pressures could adversely affect our business.

We compete with similar enterprises in our areas of operation. Our competitors may expand or construct sales systems and associated infrastructure that would create additional competition for the services we provide to our customers. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of our competitors and our customers. Uncertainty and possible adverse publicity may make us more susceptible to the loss of customers to our competitors. All of these competitive pressures could have a material adverse effect on our business, results of operations and financial condition.

(9) Because our financial statements reflect results from inception, financial information in our current and future financial statements will not be comparable to prior periods.

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(10) We have minimal revenues and limited operating history

We are a development stage company with minimal revenues and limited operations and our auditor has expressed substantial doubt about our ability to continue as a going concern. Our record of minimal revenues and a limited operating history pose specific risks that may adversely affect our business or an investment in our common stock.  There can be no assurances that we will generate sufficient revenue from future operations to implement our business plan or otherwise allow management to continue to devote any time to our business operations. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our services, the level of our competition and our ability to attract and maintain key management and employees.

Our prospects are subject to the risks and expenses encountered by start-up companies, such as ours, which are establishing a business as consulting firm. Our limited operating history makes it difficult or impossible to predict future results of our operations. We may not establish a client base that will make us profitable, which might result in the loss of some or all of your investment in our common stock.

You should consider our prospects in light of the risks and difficulties frequently encountered by early stage companies in the rapidly evolving consulting market. These risks include, but are not limited to, an unpredictable business environment, the difficulty of managing growth and the use of our business model. To address these risks, we must, among other things:

•  expand our customer base;

•  enhance our name recognition;

•  expand our product and service offerings;

•  successfully implement our business and marketing strategy;

•  provide superior customer service;

•  respond effectively to competitive and technological developments; and

•  attract and retain qualified personnel.

(11) Adverse developments in our existing areas of operation could adversely impact our results of operations, cash flows and financial condition.

Our operations are focused on utilizing our sales efforts which are principally located in the Midwest supply region of the U.S. As a result, our results of operations, cash flows and financial condition depend upon the demand for our services in these regions. Due to our current lack of broad diversification in industry type and geographic location, adverse developments in our current segment of the midstream industry, or our existing areas of operation, could have a significantly greater impact on our results of operations, cash flows and financial condition than if our operations were more diversified.

(12) As a public company, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy will raise our costs and may divert resources and management attention from operating our business.

We have historically operated as a private company. Following the effectiveness of this registration statement, we will need to file with the SEC annual and quarterly information and other reports that are specified in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC regulations. Thus, we will need to ensure that we have the ability to prepare, on a timely basis, financial statements that comply with SEC reporting requirements. We will also become subject to other reporting and corporate governance requirements, including the listing standards of the national securities exchange upon which we list our Class A Common Stock, and the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the regulations promulgated thereunder, which will impose significant new compliance obligations upon us. As a public company, we will be required, among other things, to:

•	prepare and distribute reports and other stockholder communications in compliance with our obligations under the federal securities laws and the applicable national securities exchange listing rules;
•	define and expand the roles and the duties of our Board of Directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions;

•

evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC; and

•	involve and retain outside legal counsel and accountants in connection with the activities listed above

The adequacy of our internal control over financial reporting must be assessed by management for each year commencing with the year ending December 31, 2011. Our internal control over financial reporting may not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act. We will incur additional costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. Ultimately, our efforts may not be adequate to comply with the requirements of Section 404. If we are unable to implement and maintain adequate internal control over financial reporting or otherwise to comply with Section 404, we may be unable to report financial information on a timely basis, may suffer adverse regulatory consequences, may have violations of the applicable national securities exchange listing rules and may breach covenants under our credit facilities. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight that will increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing and maintaining controls and procedures that comply with these requirements. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC.

(13) We are exposed to the creditworthiness and performance of our customers, suppliers and transactional counterparties, and any material nonpayment or nonperformance by one or more of these parties could adversely affect our financial and operational results.

There can be no assurance we have adequately assessed the creditworthiness of each of our existing or future customers, suppliers or transactional counterparties or that there will not be a rapid or unanticipated deterioration in their creditworthiness, which may have an adverse impact on our financial condition and results of operations. Nor is there certainty that our counterparties will perform or adhere to existing or future contractual arrangements.

We manage our exposure to credit risk through credit analysis and credit monitoring procedures and policies, including credit support requirements for customers and counterparties to which we extend no or limited unsecured credit, such as letters of credit, prepayments, and guarantees. However, these procedures and policies cannot fully eliminate counterparty credit risks, and to the extent our procedures and policies prove to be inadequate, our financial and operational results may be negatively impacted.

 (14) We Are Dependent On The Services Of A Certain Key Employee And The Loss Of His Services Could Harm Our Business.

Our success largely depends on the continuing services of our Chairman and Chief Executive Officer, David R. Cupp.  Our continued success also depends on our ability to attract and retain qualified personnel.  We believe that Mr. Cupp possesses valuable knowledge, experience and leadership abilities that would be difficult in the short term to replicate.  The loss of him as a key employee could harm our operations, business plans and cash flows. Mr. Cupp has agreed to dedicate approximately 10 hours per week to the development of our business. This limited amount of time that Mr. Cupp is able to devote to the development of our business on a weekly basis may inhibit our ability to generate sufficient revenue to maintain our business as a going concern.

Risks Related To This Offering

(15)  There Is No Public Market for Our Shares, and We Do Not Know If One Will Develop Due to the Limited Demand for Stocks In the Business Services We Offer.

Purchasers of these shares are at risk of no liquidity for their investment.  Prior to this offering, there has been no established trading market for our securities, and we do not know that a regular trading market for the securities will develop.    Due to the limited services we offer, we anticipate that demand for our shares will not be very high.  If a trading market does develop for the securities offered hereby, we do not know if it will be sustained.  We plan to apply to have our stock quoted on the over-the-counter (“OTC”) Electronic Bulletin Board.  Such application will be filed with the Financial Industry Regulatory Authority (“FINRA”).  We must obtain the services of a FINRA approved broker-dealer/market maker to file an application for our company and we do not know if such market maker will be to obtain a listing or if an established market for our common stock will be developed.

(16)  Because it May Be Difficult to Effect a Change in Control of New Found Shrimp, Inc. Without Current Management Consent, Management May Be Entrenched Even Though Stockholders May Believe Other Management May Be Better.

David R. Cupp, President and Director, currently holds approximately 12,400,000 shares of our outstanding voting stock, of which no shares are being registered in this offering.  In addition, there are approximately 1,200,000 shares owned by relatives of Mr. Cupp.  If Mr. Cupp and his relatives choose to keep all of their stock (that is, they sell none of their stock during this offering), Mr. Cupp and his family could retain their status as controlling security holders.  Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company and entrenching current management even though stockholders may believe other management may be better.  Mr. Cupp has the ability to control the outcome on all matters requiring stockholder approval, including the election and removal of directors; any merger, consolidation or sale of all or substantially all of our assets; and the ability to control our management and affairs.

(17)  The Possible Sale of Shares of Common Stock by Our Selling Security Holders May Have a Significant Adverse Effect on the Market Price of Our Common Stock Should a Market Develop.

Our ability to raise additional capital through the sale of our stock in a private placement may be harmed by these competing re-sales of our common stock by the selling security holders.  Potential investors may not be interested in purchasing shares of our common stock if the selling security holders are selling their shares of common stock.  The selling of stock by the security holders could be interpreted by potential investors as a lack of confidence in us and our ability to develop a stable market for our stock.  The price of our common stock could fall if the selling security holders sell substantial amounts of our common stock.  These sales may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate because the selling security holders may offer to sell their shares of common stock to potential investors for less than we do.

(18)  Our Lack of Business Diversification Could Result in the Devaluation of Our Stock if our Revenues From Our Primary Services Decrease.

We expect our business to solely consist of the sale of consulting services.  We do not have any other lines of business or other sources of revenue if we are unable to compete effectively in the marketplace.  This lack of business diversification could cause you to lose all or some of your investment if we are unable to generate additional revenues since we do not expect to have any other lines of business or alternative revenue sources.

 (19) There Has Been No Independent Valuation of the Stock, Which Means That the Stock May Be Worth Less Than the Purchase Price.

The per share purchase price has been determined by us without independent valuation of the shares.  We established the offering price based on our recent sale of stock at par value, not based on perceived market value, book value, or other established criteria.  We did not obtain an independent appraisal opinion on the valuation of the shares.  The shares may have a value significantly less than the offering price and the shares may never obtain a value equal to or greater than the offering price.

(20)  Investors May Never Receive Cash Distributions Which Could Result in an Investor Receiving Little or No Return on His or Her Investment.

Distributions are payable at the sole discretion of our board of directors.  We do not know the amount of cash that we will generate, if any, once we have more productive operations.  Cash distributions are not assured, and we may never be in a position to make distributions.

 (21)  The Penny Stock Rules Could Restrict the Ability of Broker-Dealers to Sell Our Shares Having a Negative Effect on Our Offering.

The SEC has adopted penny stock regulations which apply to securities traded over-the-counter.  These regulations generally define penny stock to be any equity security that has a market price of less then $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years.  Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes.  In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000).  These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser’s written consent to the transaction.  If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock.  Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.  Trading in our common stock will be subject to the “penny stock” rules.  Due to the thinly traded market of these shares investors are at a much higher risk to lose all or part of their investment.  Not only are these shares thinly traded but they are subject to higher fluctuations in price due to the instability of earnings of these smaller companies.  As a result of the lack of a highly traded market in our shares investors are at risk of a lack of brokers who may be willing to trade in these shares.

 (22) If Our customers are found in violation of the Environmental, Health and Safety Regulation it could negatively impact our sales if our customer’s production is interrupted

General

Our customers operations are subject to varying degrees of stringent and complex laws and regulations by multiple levels of government relating to the production, transportation, storage, processing, release and disposal of aquatic waste, products and other materials or otherwise relating to protection of the environment. Our company is not currently directly subject to such regulations.

(23) We might not be successful in achieving our objectives if there are significant changes in the economic and regulatory environment surrounding aquatic farming.

NFS will be subject to risks related to national economic conditions, changes in the investment climate for aquatic farming, governmental rules and fiscal policies, and other factors beyond the control of our management. Changes in these economic and regulatory factors could cause consumers to refrain from purchasing aquatic farm produce, affecting the businesses of the aquatic farm owners we seek as clients.

(24) Our business may be significantly harmed by a slowdown in the economy.

An overall decline in the economy or the occurrence of a natural disaster could decrease the need of our services. This, in turn, might discourage consumers from purchasing aquatic farm produce, thus reducing the need for our services. This could restrict our success in attracting clients and significantly harm our business, financial condition and liquidity.

(25) To the extent that we expand our operations to new markets, our business operations may suffer from our lack of experience, which may adversely affect our revenues.

Currently, NFS operates in Indiana. Depending on the market and our performance, we plan to expand our operations throughout the United States. However, we have limited experience outside of the market in which we currently operate. Aquatic farm operations vary greatly from location to location. Any difficulties encountered by us in this regard could adversely affect our operating results, slow down our expansion plans, which may diminish our revenues.

(26) The issuance of additional shares of stock to obtain additional financing may dilute the holdings of our existing stockholders or reduce the market price of our stock.

The 3,600,000 shares of common stock owned by the selling security holders will be registered with the U.S. Securities Exchange Commission.  The security holders may sell some or all of their shares immediately after they are registered.  In the event that the security holders sell some or all of their shares, the price of our common stock could decrease significantly. Additional equity offerings by us may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Any decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. NFS cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock or diluting their stock holdings in us.

.

A NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” and similar expressions to identify these forward-looking statements.  Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by New Found Shrimp, Inc. described in “Risk Factors” and elsewhere in this prospectus.  For example, a few of the uncertainties that could affect the accuracy of forward-looking statements include:

(a)

an abrupt economic change resulting in an unexpected downturn in demand for our services;

(b)

governmental restrictions or excessive taxes on our services;

(c)

economic resources to support the development of our projects;

(d)

expansion plans, access to potential clients, and advances in technology; and

(e)

lack of working capital that could hinder acquisitions for development of our projects.

Item 4. Use of Proceeds.

We will not receive any proceeds from the sale of the common stock offered through this Prospectus by the selling shareholders.

Item 5. Determination of Offering Price.

The price of the shares we are offering was ~~arbitrarily determined by us~~ set by us at the price of $0.01 ..  The offering price bears no relationship whatsoever to our assets or earnings.  Among factors considered were:

(a)

Our recent sales of securities under ~~Regulation D and Section 4(6)~~  Regulation D and Section 4(2) of the Securities Act of 1933, as amended, at par value,

(b)

Our relative cash requirements, and

(c)

Our management expertise.

Item 6. Dilution

3,600,000 shares of the common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, it will not cause dilution to our existing shareholders.

Item 7. Selling Security Holders.

This prospectus will be used for the offering of shares of our common stock owned by selling security holders.  The selling security holders may offer for sale up to 3,600,000 of the 3,600,000 shares of our common stock originally issued to them by subscription agreement at $0.01 per share.  The shares of common stock were issued pursuant to ~~Regulation D and Section 4(6)~~  Regulation D and Section 4(2) of the Securities Act of 1933 and the exempt transaction provisions of applicable state law.  All shareholders are sophisticated investors who were personally known by our president, David R. Cupp. Selling security holders must sell their shares at $0.01.  We will not receive any proceeds from such sales.  The resale of the securities by the selling security holder is subject to the prospectus delivery and other requirements of the Securities Act.  All selling security holders have been advised to notify any purchaser of their shares that none of the proceeds from the sale of their stock will go to the Company.  All expenses of this offering are being paid for by us on behalf of selling security holders.  The following table sets forth information on our selling security shareholders.  Explanatory footnotes relating to the footnote references appearing in the headings of this table are set forth below.

Table 1.0 Selling Security Holders (1)

Name of security holder	Shares beneficially owned as of the date of prospectus(2) (1) prospectus (1) (3)	Percent owned as of the date of this prospectus	Maximum number of shares to be sold pursuant to this prospectus(3)	Percent owned after offering is complete	Position, office or other material relationship to the company within last three years
Laci M. Earle	100,000	0.625%	100,000	0%	Friend of President
Mary Kistler	100,000	0.625%	100,000	0%	Aunt of President
Jeremy Kistler	100,000	0.625%	100,000	0%	Cousin of President
Sarah Kistler	100,000	0.625%	100,000	0%	Cousin of President
Joseph Kistler	100,000	0.625%	100,000	0%	Cousin of President
Kelli Kistler	100,000	0.625%	100,000	0%	Cousin of President
Lorraine Mettler	100,000	0.625%	100,000	0%	Mother of President
Jon E. Easter	100,000	0.625%	100,000	0%	Friend of President
Bobbi M. Cleveland	100,000	0.625%	100,000	0%	Friend of President
Jared Hochstedler	100,000	0.625%	100,000	0%	Friend of President
Jolene Hochstedler	100,000	0.625%	100,000	0%	Friend of President
Brian Kistler	100,000	0.625%	100,000	0%	Uncle of President & CEO of sole client
Benjamin C. Earle	100,000	0.625%	100,000	0%	Friend of President
Brian J. Schott	100,000	0.625%	100,000	0%	Friend of President
Robert E. Cleveland III	100,000	0.625%	100,000	0%	Friend of President
Kevin Corsaro	100,000	0.625%	100,000	0%	Friend of President
Susanne M. Rudnick	100,000	0.625%	100,000	0%	Friend of President
Camille B. Serbicki	100,000	0.625%	100,000	0%	Friend of President
David M. Serbicki	100,000	0.625%	100,000	0%	Friend of President
Michael J. Roselle	100,000	0.625%	100,000	0%	Friend of President
Deena M. Serbicki	100,000	0.625%	100,000	0%	Friend of President
Denise H. Mlynski	100,000	0.625%	100,000	0%	Sister in law of President
Jeffrey Mlynski	100,000	0.625%	100,000	0%	Brother in law of President
Mary Ann E. Mlynski	100,000	0.625%	100,000	0%	Mother in Law of President
Dennis J. Mlynski	100,000	0.625%	100,000	0%	Father in Law of President
Chad Schulte	100,000	0.625%	100,000	0%	Friend of President
Andrew Hodson	100,000	0.625%	100,000	0%	Friend of President
Robert E. Cleveland Jr.	100,000	0.625%	100,000	0%	Friend of President
Jonathon D. Temple	100,000	0.625%	100,000	0%	Friend of President
Shane Cope	100,000	0.625%	100,000	0%	Friend of President
Cary Chandler	100,000	0.625%	100,000	0%	Friend of President
Christopher & Melissa Smith JTWROS	100,000	0.625%	100,000	0%	Friend of President
Frank A. & Linda D. Kaspzak JTWROS	100,000	0.625%	100,000	0%	Friend of President
E. Wayne & Ingrid D. Barker JTWROS	100,000	0.625%	100,000	0%	Friend of President
Patricia Stare	100,000	0.625%	100,l000	0%	Friend of President
Robert Stare	100,000	0.625%	100,000	0%	Friend of President

(1)

The number of shares represented by this column also includes shares owned by any spouse of a selling shareholder.

(2)

This column represents the actual number of shares owned by the shareholder without consideration of any shares owned by any selling shareholder’s spouse or minor child.

(3)

The percentage held in the event all of the 3,600,000 shares in the Resale Offering are sold.

All of the shares offered by this prospectus may be offered for resale, from time to time, by the selling shareholders, pursuant to this prospectus, in one or more private or negotiated transactions, in open market transactions in the over-the-counter market, or otherwise, or by a combination of these methods, at the fixed price of $0.01 per share unless and until a market develops for our shares, such as quotation on the Over-the-Counter Bulletin Board or listed on a national securities exchange.  The selling shareholders may affect these transactions by selling their future shares directly to one or more purchasers or to or through broker-dealers or agents. The compensation to a particular broker-dealer or agent may be in excess of customary commissions.  Each of the selling shareholders is an “underwriter” within the meaning of the Securities Act in connection with each sale of shares.  The selling shareholders will pay all commissions, transfer taxes and other expenses associated with their sales.  In the event the selling security holders sell all of their shares in the secondary offering they will own no shares in the company upon completion of the secondary offering.

Item 8. Plan of Distribution

Resale Offering

Our common stock is not traded on any market or securities exchange ~~.~~   The selling shareholders may sell shares of our common stock at a fixed price of $0.01 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The fixed price of $0.01 has been determined as the selling price based upon the original purchase price paid by the selling shareholders of $0.01. . There is no guarantee that our common stock will ever be quoted on the OTC Bulletin Board The selling security holders may use any one or more of the following methods when selling shares: (i) ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; (ii) block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (iii) purchases by a broker-dealer as principal and resale by the broker-dealer for its account; (iv) an exchange distribution in accordance with the rules of the applicable exchange; (v) privately negotiated transactions; (vi) effected short sales after the date the registration statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission; (vii) through the writing or settlement of options or other hedging transactions, whether through options exchange or otherwise; (viii) broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share; and (ix) a combination of any such methods of sale.

The selling security holders, or their pledges, donees, transferees, or any of their successors in interest selling shares received from the selling security holders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling security holders), may sell their shares of common stock from time to time at the fixed price of $0.01 per share, or their pledges, donees, transferees, or any of their successors in interest selling shares received from the selling security holders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling security holders), may sell their shares of common stock from time to time at the fixed price of $0.01 per share for the duration of this offering  In a post-effective amendment to this registration we will disclose pledges, donees and other transferees of the selling security holders, if any, as selling security holders.  The selling security holders may sell their shares of common stock by one or more of the following methods, without limitation:

(a)

On such public markets as the common stock may from time to time be trading;

(b)

In privately negotiated transactions;;

(c)

Through the writing of options on the common stock;;

(d)

 In short sales; or

(e)

In any combination of these methods of distribution.

In the even any of our selling security holders agree to sell their shares to a broker-dealer as a principal and the broker-dealer acts as an underwriter, we will file a post-effective amendment to our registration statement disclosing the name of the broker-dealer, providing information on the plan of distribution, and reflecting any other necessary changes.  Any broker-dealer that will be involved must seek and obtain clearance of the underwriting compensation and arrangements from the FINRA Corporate Finance Department prior to the sale of any securities by the broker-dealer.

The selling security holders may also transfer their shares by gift.

We do not know of any arrangements by the selling security holders for the sale of any of their shares.  The selling security holders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares.  These brokers, dealers or underwriters may act as principals, or as an agent of the selling security holders.    Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

The selling security holders may also sell their shares in accordance with Rule 144 under the Securities Act when eligible, rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus. From time to time, the selling security holders may pledge, hypothecate, or grant a security interest in some or all of the shares owned by them.  The pledges, secured parties, or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling security holders.  The number of selling security holders’ shares offered under this prospectus will decrease as and when they take such action.  The plan of distribution for the selling security holders’ shares will otherwise remain unchanged.  In addition, a selling security holder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.  The selling security holders and any broker-dealers participating in the distributions of the shares shall be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any profit on the sale of shares by the selling security holders and any commission or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts.

There can be no assurance that the selling security holders will sell any or all of the offered shares.

Under the Securities Exchange Act of 1934 and the regulations thereunder, any person engaged in a distribution of the shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable “cooling off” periods prior to the commencement of such distribution.  Also, the selling security holders are subject to application provisions that limit the timing of purchasers and sale of our common stock by the selling security holders.

We have informed the selling security holders that, during such time as they may be engaged in a distribution of any of the shares we are registering with the U.S. Securities and Exchange Commission, they are required to comply with Regulation M.  In general, Regulation M precludes the selling security holders, any affiliated purchasers, and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.  Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods.  Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security, except as specifically permitted by Rule 104 of Regulation M.  These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions.  We have informed the selling security holders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum.  Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices.  The selling security holders and distribution participants are required to consult with their own legal counsel to ensure compliance with Regulation M.

Item 9. Description of Securities to be Registered

General

We are authorized to issue up to 150,000,000 shares of common stock, $.0001 par value per share, of which 16,000,000 shares are issued and outstanding.

Common Stock

Subject to the rights of holders of preferred stock, if any, holders of shares of our common stock are entitled to share equally on a per share basis in such dividends as may be declared by our Board of Directors out of funds legally available therefore.  There are presently no plans to pay dividends with respect to the shares of our common stock.  Upon our liquidation, dissolution or winding up, after payment of creditors and the holders of any of our senior securities, including preferred stock, if any, our assets will be divided pro rata on a per share basis among the holders of the shares of our common stock.  The common stock is not subject to any liability for further assessments.  There are no conversion or redemption privileges or any sinking fund provisions with respect to the common stock and the common stock is not subject to call.  The holders of common stock do not have any pre-emptive or other subscription rights.

Holders of shares of common stock are entitled to cast one vote for each share held at all stockholders’ meetings for all purposes, including the election of directors.  The common stock does not have cumulative voting rights.

All of the issued and outstanding shares of common stock are fully paid, validly issued and non-assessable as determined by our legal counsel, Clifford J. Hunt, Esquire, whose opinion appears elsewhere as an exhibit to this prospectus.

Preferred Stock

We currently are not authorized and have not issued preferred stock.

Debt Securities

We currently have no provisions to issue debt securities.

Warrants

We currently have no provisions to issue warrants.

Dividend

We have paid no cash dividends on our common stock since April 26, 2007, inception.  We anticipate that any earnings, in the foreseeable future, will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the near future.  Our Board of Directors has sole discretion to pay cash dividends with respect to our common stock based on our financial condition, results of operations, capital requirements, contractual obligations, and other relevant factors.

Shares Eligible for Future Resale

Upon the effectiveness of the registration statement we will have 3,600,000 outstanding common shares registered for resale by the selling shareholders in accordance with the Securities Act of 1933.

Prior to this registration, no public trading market has existed for shares of our common stock.  The sale or availability for sale, of substantial amounts of common stock in the public trading market could adversely affect the market prices for our common stock.

Item 10. Interest of Named Experts and Counsel

On June 13,2011, the Company retained Peter Messineo, CPA as its independent certified public accountant.  Mr. Messineo has provided audited financials for New Found Shrimp, Inc., Inc. for date of inception through December 31, 2010. The date of the report for these audited financials is August 10, 2010. Mr. Messineo, whose report is contained herein, was paid in cash for services rendered.  Therefore, he has no direct or indirect interest in us.  Mr. Messineo’s report was given based on his authority as an expert in accounting and auditing.

Clifford J. Hunt, Esquire is counsel for our Company who has given an opinion on the validity of the securities being registered, which opinion appears elsewhere in this registration statement.  Mr. Hunt has no direct or indirect interest in us.

Item 11. Information with Respect to the Registrant

Description of Business

  Our History

 We were founded in April 2007 and are based in Indianapolis, Indiana. Shortly after formation and during the organizational period in 2007, our CEO and President’s son, was diagnosed with infantile spasms. Consequently, until April 2011, operations were limited, allowing Mr. Cupp to tend to his son’s care. During this time period, we made sales of $0.00 and spent approximately $4,930.

We have conducted initial marketing and sales activities to take advantage of opportunities related to time, location and quality of various aquatic farm projects

We currently conduct our marketing operations primarily in Indiana.

We have no long-term commitments in the form of leases or loans.

We do not have any off-balance-sheet arrangements.

How long can we satisfy our cash requirements and will we need to raise additional funds in the next 12 months?

Our Plan of Operation for the next twelve months is to raise capital to continue to expand our operations. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct a private offering under Section 4(2) of the Securities Act of 1933.

In the event we raise additional capital, we will be able to implement our expansion in accordance with our business plan.  We anticipate that we will use the funds raised to fund marketing activities and working capital.  Our failure to market and promote our services will harm our business and future financial performance.  If we are unable to expand our operations within the next twelve months, we will likely see a decrease in the ability of increasing our revenues.  We cannot guarantee that additional funding will be available on favorable terms, if at all.  If adequate funds are not available, then we may not be able to expand our operations.  If adequate funds are not available, ~~we believe that~~  our officers and directors will contribute funds to pay for some of our expenses.   ..  Pursuant to the agreement it is binding on our CEO and he has agreed to only the return of his capital with no interest or other consideration. ~~However, we have not made any arrangements or agreements with our officers and directors regarding such advancement of funds~~ ..  We do not know whether we will issue stock for the loans or whether we will merely prepare and sign promissory notes.  If we are forced to seek funds from our officers or directors, we will negotiate the specific terms and conditions of such loan when made, if ever.   ..  Pursuant to the agreement it is binding on our CEO and he has agreed to only the return of his capital with no interest or other consideration. ~~None of our officers or directors is obligated to pay for our expenses.  Moreover, none of our officers has specifically agreed to pay our expenses should we need such assistance~~ ..

The implementation of our business strategy is estimated to take approximately 12-18 months.  Once we are able to secure funding, implementation will begin immediately.  We anticipate 30 days to be in a stage of full operational activity to gain additional clients. The major parts of the strategy to be immediately implemented will be the sales and marketing and office equipment and human resource procurement.

Our limited revenues have affected the Company directly.    Without a strong or known market demand, it was considered a risk to expand in any new geographical areas, since there was realistic probability that costs and overages would not be recovered upon completion and sales generated.

Summary of product research and development

We are not currently nor do we anticipate in the future to be conducting any research and development activities

Marketing Plan

Our marketing initiatives will include:

(a)

utilizing direct response print advertisements placed primarily in small business, entrepreneurial, and special interest magazines;

(b)

links to industry focused websites;

(c)

affiliated marketing and direct mail

(d)

presence at industry trade shows; and

(e)

promoting our services and attracting businesses through our proposed website

(f)

continue to nurture the relationships we have with our core customers that we have done business with

(g)

seek additional customers coming into the marketplace and create relationships with them

Industry Overview

Aquaculture Industry

Aquaculture is the farming of aquatic animals or plants. Aquaculture is the fastest growing segment in the food production system and has been for the past two decades. According to a recent study by the World Food and Agriculture Organization (“FAO”) published March 2, 2009 world fisheries production reached a new high of 143.6 million metric tons in 2006, including farmed and ocean caught product. The contribution of aquaculture to the world fisheries production in 2006 was 51.7 million tons of fish, which is 36% of world fisheries production up from 3.6% in 1970. Global aquaculture accounted for 6% of the fish available for human consumption in 1970. In 2006 global aquaculture accounted for 47% of the fish available for human consumption according to the FAO. The FAO report also describes that over half of the global aquaculture in 2006 was freshwater finfish. Based on the FAO’s projections, it is estimated that in order to maintain the current level of per capita consumption, global aquaculture production will need to reach in excess of 80 million tons of fish by 2050.

As the availability of sites for aquaculture is becoming increasingly limited and the ability to develop non-agricultural land is often restricted, the competition to develop additional aquaculture production systems is intensifying. As the intensification for aquaculture production systems increases, the demand for institutional support, services and skilled persons is anticipated to increase, along with the demand for more knowledge-based aquaculture education and training as aquaculture becomes more important worldwide. China remains the largest producer of aquaculture products throughout the world with fisheries in China reportedly producing approximately 41.3 million tons of fish in 2004. Within the global aquaculture industry, China accounted for 71.0% of the world’s supply of fish for direct human consumption and 29.9% of the total production by live weight in 2002.

Shrimp Industry

The United States population is vast, with an annual shrimp consumption of 1.9 billion pounds of shrimp each year. The current average wholesale cost for frozen and delivered shrimp is $3.50 to $6.00 per pound, depending on quality and season, for large (18 to 22 per pound) shrimp. The target market for the Company is to establish assist the establishment of production facilities and distribution networks in metropolitan areas of the United States, as well as international distribution networks through Joint Venture partnerships throughout the world. This should allow the Company to capture a significant portion of shrimp sales by offering locally grown, environmentally “green”, naturally grown, fresh shrimp at competitive wholesale prices.

Fresh Shrimp Market

The Company believes that a substantial market exists for live and fresh shrimp throughout the world. The Company plans consult and assist to develop aquaculture farm operations to sell shrimp by using distributors or delivering them directly to market by packing the shrimp in salt water or ice, without freezing them. The Company has the added advantage of being able to market its shrimp as fresh, natural and locally grown. Being able to advertise the shrimp as locally grown and the fact that very few resources were used to transport the product provides the Company with an immense marketing advantage over the competition. Many customers are willing to pay a premium for such products.

The world population consumes approximately 14 billion pounds of shrimp each year. This represents an annual wholesale market of approximately $50 billion.

Since 1990, the amount of shrimp consumed per person in the United States has doubled to over 4 pounds per person, per year. In the past six years, consumption has increased 37.5%.

~~Tilapia Industry~~

~~In 2005, according to the American Tilapia Association (“ATA”), tilapia production worldwide was second in volume to carp, and it is projected by the ATA that tilapia will become the most important aquaculture crop in this century, potentially reaching $5.0 billion in global sales by 2010. Commercial production of tilapia has become popular in many countries around the world. Touted as the “new white fish” to replace the depleted ocean stocks of cod, pollock, and hake, world tilapia production continues to rise and at least 100 countries currently raise tilapia, with the PRC being the largest producer. The American Tilapia Association further reports that world production of tilapia products reached approximately 2.5 million metric tons in 2007, of which China produced the dominant share of 45.0%.~~

~~One of the major outlets for Chinese-produced tilapia has been, and should continue to be, the United States. The following chart reflects the increase in per-capita consumption of tilapia in pounds in the United States in relation to other traditional types of seafood.~~

~~Separately, according to the  International Trade Report  produced in 2005 by the United States Department of Agriculture, or the USDA ,  “U.S. per-capita seafood consumption has remained around 15 billion pounds through the late 1980s and 1990s; it is expected to increase as farm-raised products become cheaper. Currently, the United States consumes nearly 12 billion pounds of fish a~~

~~year. By 2025, demand for seafood is projected to grow by another 4.4 billion pounds (2 million metric tons) above what is consumed today. In addition, it is estimated that by 2020, 50% of the U.S. seafood supply will come from aquaculture. Presently, more than 70% of the seafood consumed in the United States is imported, and at least 40% of that is farm-raised. Major changes in U.S. population, along with shifting demographics and economic growth, will alter the U.S. seafood market over the next decade, affecting the selection of products consumed. It is expected that fresh and frozen fish products will account for a growing share of overall seafood consumption, with shrimp remaining at the top. By 2020, shrimp, salmon, tilapia, and catfish will be the top four seafood products consumed.”~~

~~According to Globefish.org, during the past ten years, tilapia captured by fisheries have stabilized at 0.6 million metric tons, while their aquaculture production has grown from 0.55 million metric tons to 2.0 million metric tons. Tilapia is one of the top five seafood imports in the world. In 2005, more than $2.4 billion of tilapia was sold worldwide according to the FAO Fishstat 2007. In 2005, tilapia moved up to the fourth-ranked most popular seafood after farm-raised shrimp, tuna and Atlantic salmon in terms of aquaculture products imported into the United States. The United States is now the world’s largest consumer of tilapia, after China, having imported 437 thousand metric tons of tilapia in 2007. In terms of volume, frozen whole round fish ranks first, followed by frozen fillets and, lastly, fresh fillets.~~

~~The growing consumer demand for seafood is largely evolving from a new public awareness regarding its health and nutritional benefits. The USDA “pyramid” guidelines continue to support frequent fish consumption, and the USDA recently completed a highly technical nutritional analysis report about tilapia for the general public. The USDA’s Agriculture Research Service Lab reports that tilapia is moderate in polyunsaturated fatty acid (0.387 g/100g raw, 0.600 g/100g cooked), moderate in omega 3 fatty acids (0.141g/100g raw, 0.220g/100g cooked) and low in mercury (0.010 parts per million, which we refer to as PPM), which is considered to be non-detectable. With the increased awareness of the health concerns surrounding mercury, tilapia’s low mercury levels (0.010 PPM) distinguish tilapia favorably from other types of fish with higher mercury levels, such as swordfish (0.976 PPM), mackerel (0.730 PPM) and yellow fin tuna (0.325 PPM).~~

Strategy for Growth

Our strategy for growth involves increasing our sales force and support staff and expanding our presence to other geographic markets across the United States. We focus on geographic areas, products and price points where we believe there are significant demand for our services and the potential for attractive returns to our company and investors. We currently are selling services primarily in Indiana.

•

Increase Sales. Our growth strategy is to increase our Sales volume by expanding our presence in our current geographic markets and by entering new geographic markets.  ~~We are executing this strategy through internal growth and pursuing selective acquisitions;~~

•

Internal Growth. We intend to continue to recruit highly-qualified sales professionals and support staff. Our compensation plan will include stock options and stock bonuses for production enhancing our ability to recruit and retain key employees.

•

~~Selective Acquisitions.  We intend to roll up small to mid size aquatic farming operations through the issuance of stock for acquisitions. Economies of scale will be achieved through our acquisition plans.~~

In executing our business strategy, we focus on the following elements:

•

Leveraging Technology to Maximize Efficiency. We utilize the internet to give our clients easy access to our company. We will continue to utilize technology to reduce operating costs, improve communication with clients, and centralize data among our branch operations.

•

Promoting Sales & Recruitment Culture. To maintain a culture of continuous growth and recruitment, we have implemented a program whereby employees are encouraged to recruit earning them additional equity ownership.

~~Planned Expansion of the Company~~

~~NFS anticipates growth through the consolidation of small and mid-sized aquatic farming operations. Our management has designed an aggressive but straightforward strategy to transition NFS to a full service aquatic farming operator with minimal risk to the existing operation. We currently do not employ any full or part time sales representatives.  Our only employee is our CEO, David R. Cupp.  It has been through his efforts that all sales have been made. Following is a brief overview of the tactics to be implemented:~~

~~Consolidate the Small and Mid-Sized Aquatic Farming Operation  Marketplace~~

~~The consolidation strategy is to combine small and medium sized aquatic farming operations firms into one (1) stronger and highly efficient operating entity that can better compete in the industry under one recognizable brand name. The prime objective is to~~

~~improve the economic performance of the combined companies through the provision of quality products, reduction of operating costs and the expansion of a national brand and the underlying technology. By consolidating back office, non-revenue generating functions, acquired ventures can take advantage of economies of scale, better utilization of technology, greater automation and standardization to achieve higher productivity with fewer resources.  Such consolidations will be consummated with the exchange of company stock with the principals of the target companies.~~

~~The key benefits of this strategy to participating sales professionals are as follows:~~

~~•~~	~~New revenue sources, a career exit strategy, a platform for business growth, national brand equity and mentoring and training by experienced sales professionals~~

~~•~~

~~The tool to significantly improve cost efficiencies and sales volume, thereby increasing the sales professional’s flexibility to provide a more competitive package to the customer, and in turn, the ability to increase their own margins; and~~

~~•~~	~~A diversified product offering again improving the sales professional’s ability to generate revenue for themselves and the company.~~

~~Geographic expansion will come through acquisition of, or strategic alliance with, existing aquatic farming operations and/or recruitment of proven revenue generators within a targeted market. NFS will maintain the ultimate control over all locations to mitigate risk and ensure the highest level of customer satisfaction. The prime targets of such consolidation/ rollups will be~~

~~•~~

~~Independently owned aquatic farming operations that service the aquaculture industry~~

~~•~~

~~Small to Medium sized companies with revenues between $250,000 and $3,000,000~~

~~•~~

~~Distributorships with a strong but diversified client base~~

~~Recruit and Hire Experienced Staff~~

~~NFS intends to continue this growth strategy by recruiting additional veteran sales professionals. By recruiting veteran sales professionals (without non-compete agreements) from other companies with a strong client base the opportunity to increase our sales is greatly enhanced with limited expense.  To date there has not been any progress made towards this goal.~~

Expand To New Geographic Markets

While our management will continue to grow its customer base in its existing markets, the Company also intends to expand its market presence, eventually to include all appropriate states. ~~Such expansion will be consummated with the exchange of company stock with the principals of the target companies. The prime targets of such expansion will be:~~

~~Independently owned aquatic farming operations that service the aquaculture industry~~

~~Small to Medium sized companies with revenues between $250,000 and $3,000,000~~

~~Operations with a strong but diversified client base~~

Initially NFS will penetrate neighboring markets in Illinois and Indiana, where proximity will facilitate its efforts and minimize the need for additional infrastructure. However NFS is currently evaluating entry into Mississippi and Oklahoma. These areas have been selected based on current and projected growth in the aquaculture market.

~~NFS has identified three indirect competitors (Marvesta Shrimp Farms, Blue Ridge Aquaculture & Happy Shrimp) that produce shrimp in enclosed systems. These companies use ocean water and therefore must be located near the coastline. Fresh shrimp sales are confined to an area near the facility or shipped with very high transportation cost in order to maintain the shrimp’s freshness. Any shrimp not sold locally or shipped within a few days must be frozen and sold at a discounted rate. Our technology and business model sets us apart from any competition today. It is possible that additional competition will arise in the future, but with the size and growth of the worldwide shrimp market, many competitors could exist and thrive in the fresh shrimp industry. Any new competitor would face significant barriers to entry into the market and would likely need years of research and development to develop the proprietary technology necessary to produce similar shrimp at a commercially viable level.~~

~~Shrimp farms use open-air ponds constructed near oceans to contain and grow shrimp for processing.  Most farms continually circulate water from the ocean, through the ponds and then back into the ocean, to maintain adequate water chemistry for the shrimp. The shrimp farmers supply the shrimp with daily additions of dry food pellets as they grow. In the United States, most farms produce one crop per year, while a few farms are trying to develop a smaller second crop.~~

~~Competitive Advantages~~

~~•~~ 	~~Live, fresh shrimp available year-round.~~
~~•~~ 	~~Naturally grown.~~
~~•~~ 	~~Bio-secure and disease free.~~
~~•~~ 	~~Located near major metropolitan areas to reduce shipping costs.~~
~~•~~ 	~~Locally-grown fits today’s demand for “green” products.~~
~~•~~ 	~~Low-cost production.~~
~~•~~ 	~~Controlled food quality.~~
~~•~~ 	~~Environmentally-friendly. No by-catch, mangroves destroyed or polluted water filtered back into the ocean.~~

~~Ocean trawling provides approximately sixty-five percent of the world’s shrimp production and shrimp farms produce the remaining thirty-five percent. However, ocean trawling and shrimp farms suffer from a number of problems. Shrimp farming in the United States is limited to one or two harvest cycles per year. Open-air shrimp farms are subject to weather and predators, and the U.S. Government has expressed concern about the possibility of shrimp farm diseases spreading to ocean shrimp from the recycling of water from shrimp farms back into the ocean.~~

~~In addition, environmentalists are worried about the effect of shrimp farms on coastal estuaries. Environmentalists are concerned about the effect of shrimp nets on other aquatic species, and there is a growing public concern about pollutants affecting shrimp quality. The following table illustrates some of the differences between our enclosed system, traditional shrimp farming and ocean trawling:~~

	~~New Found Shrimp Strategy~~	~~Shrimp Farming~~	~~Ocean Trawling~~
~~Weather~~	~~Enclosed system, no weather factors~~	~~Many farms destroyed by hurricanes, typhoons, tsunami and tidal waves~~	~~Can only be on boat during good weather conditions~~
~~Pollution~~	~~No pollution being fed back into ocean~~	~~Return unfiltered water back into the ocean~~	~~Netting damages natural ocean ecosystem and kills other animals~~
~~Disease~~	~~If diseases are introduced through an outside source, they are isolated to one tank~~	~~Diseases are transferred in and out of the oceans and bays~~	~~No widespread diseases~~
~~Facility Location~~	~~Can build systems and provide fresh shrimp in markets throughout the world~~	~~Must locate near oceans~~	~~Oceans only~~
~~Production~~	~~Fresh shrimp 52 weeks per year~~	~~Seasonal, 1-2 crops per year in the U.S.~~	~~Varies, depending on weather and other extraneous conditions~~
~~Price~~	~~Fresh shrimp allows for premium pricing~~	~~Must freeze and sell in bulk, causing commodity pricing~~	~~Mostly frozen, causing lower market prices~~
~~Costs~~	~~Minimal shipping costs, no storage costs~~	~~High shipping and storage costs~~	~~High shipping and storage costs~~

Description of Property

We do not own any real property.  Our offices are currently located at 7830 Inishmore Drive, Indianapolis, Indiana, the offices of Mr. David R. Cupp, our Chairman, CEO, and President. Mr. Cupp does not receive any remuneration for the use of his offices. We do not believe that we will need to obtain additional office space at any time in the foreseeable future, approximately 12 months, until our business plan is more fully implemented.

As a result of our method of operations and business plan, we do not require personnel other than Mr. Cupp to conduct our business. In the future, we anticipate requiring additional office space and additional personnel; however, it is unknown at this time how much space or how many individuals will be required.

.

Legal Proceedings

We are not currently a party to any legal proceedings nor are any contemplated by us at this time.

Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters

Our common stock is not quoted or traded on any quotation medium at this time.  We intend to apply to have our common stock included for quotation on the Over-The-Counter Bulletin Board (“OTC Bulletin Board”).  There can be no assurance that an active trading market for our stock will develop.  If our stock is included for quotation on the OTC Bulletin Board, price quotations will reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Should a market develop for our shares, the trading price of the common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, announcements of technological innovations in building construction, new sales formats, or new services by us or our competitors, changes in financial estimates by securities analysts, conditions or trends in commercial real estate markets, changes in the market valuations of commercial real estate, announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments, additions or departures of key personnel, sales of common stock and other events or factors, many of which are beyond our control.  In addition, the stock market in general, and the market for commercial real estate development in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.  These broad market and industry factors may materially adversely affect the market price of the common stock, regardless of our operating performance.  Consequently, future announcements concerning us or our competitors, litigation, or public concerns as to the commercial value of one or more of our products or services may cause the market price of our common stock to fluctuate substantially for reasons which may be unrelated to operating results.  These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of our common stock.

At the present time we have no outstanding options or warrants to purchase securities convertible into common stock.

There are 12,400,000 shares of common stock that could be sold by the selling shareholders according to Rule 144 that we have not agreed to register for resale and which are held by our President, David R. Cupp and wife, who our considered our affiliate.  A brief description of Rule 144 follows:

The common stock sold in this offering will be freely transferable without restrictions or further registration under the Securities Act, except for any shares purchased by an  ”affiliate.”  An “Affiliate” is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of the issuer.  The definition of an “Affiliate” is critical to the operation of Rule 144, promulgated under the Securities Act.  Rule 144 provides for restrictions on the amount of securities that can be sold by an affiliate during a given period of time.  In general, pursuant to Rule 144, a shareholder who has satisfied a six month holding period may, under certain circumstances, sell within any three month period a number of securities which does not exceed the great of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale.  Further, Rule 144 permits, under certain circumstances, the sale of securities, without any quantity limitation, by our shareholders who are not affiliates and who have satisfied a one-year holding period.

Cash dividends have not been paid during the last three (3) years.  In the near future, we intend to retain any earnings to finance the development and expansion of our business.  We do not anticipate paying any cash dividends on our common stock in the foreseeable future.  The declaration and payment of cash dividends by us are subject to the discretion of our board of directors.  Any future determination to pay cash dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by the board of directors.  We are not currently subject to any contractual arrangements that restrict our ability to pay cash dividends.

We have Thirty eight (38) stockholders of record of our common stock as of Tuesday, August 30, 2011 ~~Friday, August 19, 2011~~

Impact of the “Penny Stock” Rules on Buying or Selling Our Common Stock

The SEC has adopted penny stock regulations which apply to securities traded over-the-counter.  These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years.  Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes.  In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000).  These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser’s written consent to the transaction.  If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock.  Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.

Trading in our common stock will be subject to the “penny stock” rules.

Reports to Security Holders

We will file reports and other information with the U.S. Securities and Exchange Commission (“SEC”).  You may read and copy any document that we file at the SEC’s public reference facilities at 100 F. Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-732-0330 for more information about its public reference facilities.  Our SEC filings will be available to you free of charge at the SEC’s web site at www.sec.gov.

We are not required by Indiana law to provide annual reports.  At the request of a shareholder, we will send a copy of an annual report to include audited financial statements.  Once our registration statement becomes effective we will file annual, quarterly, and current reports as required by the Securities Exchange Act of 1934, as amended.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.  The management’s discussion, analysis of financial condition, and results of operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this prospectus.

Our Business Overview

New Found Shrimp, Inc., a Indiana corporation, (the "Company").  The Company provides marketing of consulting services primarily to independent aquatic farming operators and other market participants located in the Midwest of the United States of America (the “U.S.”). Historically, we conducted initial marketing and sales activities to take advantage of opportunities related to time, location and quality of aquatic farming operations. We have conducted our operations primarily in Indiana.

Plan of Operation

Our plan of operation for the next twelve months will be to expand our client base. We daily market our consulting services to small and medium size businesses that are focused on the aquaculture industry. As we continue to grow we will need to raise additional funds. We do anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. NFS does intend to continue to use the income from our current client to continue to meet our operating expenses. We do not have need for the purchase of any property or equipment at this time. NFS will not have any significant changes in the current number of employees.

Our CEO has agreed to continue to fund our operations as needed over the next 12 months until cash flows are sufficient to sustain operations.  Pursuant to the agreement it is binding on our CEO and he has agreed to only the return of his capital with no interest or other consideration. Thus far there has ~~not~~  been ~~any need for funds~~ eight hundred thirty and 00/100 dollars ($830.00) provided by our CEO.  In addition, our Plan of Operation for the next twelve months is to raise capital to continue to expand our operations. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct another private offering under Section 4(2) of the Securities Act of 1933.  See “Note 2 – Going Concern” in our financial statements for additional information as to the possibility that we may not be able to continue as a “going concern.”

12 Month Growth Strategy and Milestones

While a strategic and wisely executed marketing campaign is key to expanding our customer base; providing new, cutting-edge, innovative ideas will ensure a solid operation built for long-term success.

Note: The Company planned the milestones based on months following this registration statement becoming effective

0-3 Months

-Continue current consulting project for New Opportunity Business Solutions, Inc.

-Create contact plan for current operational farms

-Explore online marketing options

-Interview producing aquatic farmers

4-6 Months

-Begin development of Online Marketing Website

-Hire photographer and determine farm operations to use for literature

-Continue design literature explaining our services

-Negotiate for online merchant account

7-9 Months

-Finish Website

-Add content to website

10-12 Months

-Analyze online marketing and make necessary changes for increased exposure

-Prepare for year 2 marketing

Any need for outside services in which we cannot provide will all be initially outsourced in order to cut costs by not having facilities in excess of our needs.  The company will not attempt to establish relationships with providers of outsourcing services until the company will be able to utilize such services.

We therefore expect to incur the following costs in the next 12 months in connection with our business operations and fully expect to fund these amounts from operations. There is however no guarantee that we will be able to fund out of operations. In that case our CEO has agreed to fund the projects.

Marketing costs	800
Website development costs	1,000
PCs purchase	1,500
Cost for being a public reporting company	12,005.58
Office Supplies	1200
Other	500
Total	$17,005.58

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 and for the period April 26, 2007 (date of inception) through December 31, 2010.

New Found Shrimp, Inc. (The Company) was organized as of April 26, 2007.  Due to the limited operations during April 26, 2007 (date of inception) through the six months ended June 30, 2011, the results of operations for the year ended December 31, 2010 and 2009 are not comparable.  Accordingly, the results of operations for the three and six months ended June 30, 2011 and 2010 are not comparable.

Revenues

We did not earn any revenues during the year ended December 31, 2009 or for the year ended December 31, 2010.  We have not earned any revenues for the period April 26, 2007 (date of inception) through December 31, 2010.

Operating Expenses

Total Operating Expenses.  Total operating expenses was $-0- for the year ended December 31, 2010 and $993 for the year ended December 31, 2009.  Total operating expense for the development stage, April 26, 2007 (date of inception) through December 31, 2010 was $4,930.  Operating expenses consisted of selling, general and administrative expenses.

Financial Condition

We did not have any assets or liabilities at December 31, 2010 or at December 31, 2009.  We also did not have any assets or liabilities during the development stage, April 26, 2007 (date of inception) through December 31, 2010.

Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2010 and for the development stage, April 26, 2007 (date of inception) through June 30, 2011.

Revenues

Total Revenue.  Total revenues for the six months ended June 30, 2011 and 2010 were $1,500 and $-0-, respectively.  Total revenues consist of consulting fees earned.  Total revenues for the development stage, April 26, 2007 (date of inception) through June 30, 2011 were $1,500.

Operating Expenses

Total Operating Expenses.  Total operating expenses for the six months ended June 30, 2011 and 2010 were $1,397 and $-0-, respectively.  Total operating expenses consisted of professional fees of $1,250 and selling, general and administrative expenses of $147.  Total operating expenses for the development stage, April 26, 2007 (date of inception) through June 30, 2011 were $6,327, which consisted of professional fees and selling, general and administrative expenses.

Financial Condition

Total Assets.  Total assets at June 30, 2011 and 2010 were $203 and $-0-, respectively.  Total assets consist of cash.

Total Liabilities.  Total liabilities at June 30, 2011 and 2010 were $100 and $-0-, respectively.  Total liabilities consist of note payable to the CEO.  The note payable   carries no repayment terms and is non-interest bearing.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

The Company sustained a loss of $-0- for the year ended December 31, 2010 and $993 for the year ended December 31, 2009.  The Company had a small net income of $103 for the six months ended June 30, 2011.  The Company has an accumulated loss of $4,827 during the development stage, April 26, 2007 (date of inception) through June 30, 2011.  Because of the absence of positive cash flows from operations, the Company will require additional funding for continuing the development and marketing of products. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are presently able to meet our obligations as they come due.  At June 30, 2011 we had minimal assets and a working capital of $103.  Our working capital excess is due to the results of operations.

Net cash used in operating activities for the year ended December 31, 2010 and 2009 was $-0- and $933, respectively.  Net cash used in operating activities for the six months ended June 30, 2011 and 2010 was $103 and $-0-, respectively.  Net cash used in operating activities during the development stage, April 26, 2007 (date of inception) through June 30, 2011 was $4,327.  Net cash used in operating activities includes our net income (loss) and services settled in common stock.

Net cash provided by financing activities for the year ended December 31, 2010 and 2009 was $-0- and 4,430, respectively.  Net cash provided by financing activities for the six months ended June 30, 2011 and 2010 was $103 and $-0-, respectively.  Net cash provided by financing activities for the development stage, April 26, 2007 (date of inception) through June 30, 2011 was $4,530.  Net cash provided by financing activities includes the proceeds from stock sales of $4,430 and proceeds from notes payable, related party of $100.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing.  However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability. Our CEO has agreed to continue to fund our operations as needed over the next 12 months until cash flows are sufficient to sustain operations.  Pursuant to the agreement it is binding on our CEO and he has agreed to only the return of his capital with no interest or other consideration. In addition, our Plan of Operation for the next twelve months is to raise capital to continue to expand our operations. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct another private offering under Section 4(2) of the Securities Act of 1933.  See “Note 2 – Going Concern” in our financial statements for additional information as to the possibility that we may not be able to continue as a “going concern.”

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On June 13, 2011, the Company retained Peter Messineo, CPA as its independent certified public accountant.  Mr. Messineo has provided audited financials for New Found Shrimp, Inc. for inception through December 31, 2010. The date of the report for these audited financials is July 7, 2011.  Since the engagement of Mr. Messineo and for the period ended June 30, 2011, we have not had any disagreements with him on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, in connection with his reports. Mr. Messineo’s report on the financial statements for yearend 2009 and 2010 does not contain an adverse opinion or a disclaimer of opinion, and is not qualified or modified as to uncertainty, audit scope, or accounting principles except that the report includes an opinion that expressed substantial doubt as to the Company’s ability to continue as a going concern.

Directors and Executive Officers

The names and ages of our directors and executive officers are set forth below.  Our By-Laws provide for not less than one and not more than fifteen directors.  All directors are elected annually by the stockholders to serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified.

Table 3.0 Directors and Executive Officers

Name	Age	Position
David R. Cupp	33	President, Secretary and Chairman of the Board of Directors (1)

(1)

Mr. Cupp will serve as a director until the next annual shareholder meeting.

Background of Executive Officers and Director

Mr. Cupp is a 2001 graduate of Ball State University with a Bachelor’s Degree in Secondary Education. He continued his education at Olivet Nazarene University and holds a Master’s Degree in Education. Mr. Cupp has over 10 years of teaching and coaching experience and is currently the girls head basketball coach Avon High School, Indianapolis, Indiana.  Mr. Cupp has shown the ability to create a winning team in each of his coaching assignments. Mr. Cupp has participated in many leadership and counseling camps during his tenure as teacher and coach at such prestigious institutions as Duke, Marquette, Ball State, and the University of Illinois. During the past five years Mr. Cupp has been primarily focused on his full time employment as a High School teacher and Girls Basketball coach for Decatur Central High School in Indianapolis, Indiana. Other than the company Mr. Cupp does not have any other business experience

Mr. Cupp is the founder of the Company and will serve as a Director and as its Chief Executive Officer. He was appointed to these positions on April 27, 2007.  We believe that Mr. Cupp’s education as well as the managerial skills he developed in teaching and coaching provides ample qualification for Mr. Cupp to serve as an officer and director for our Company. As a result of his duties and responsibilities with teaching and coaching, Mr. Cupp intends to devote approximately 10 hours per week to the development of our business ..

..

Executive Compensation

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the executive officers who served at the end of the fiscal years December 31, 2010, for services rendered in all capacities to us.  The listed individuals shall hereinafter be referred to as the “Named Executive Officers.”  Currently, we have no employment agreements with any of our Directors or Officers.  All of our directors are unpaid.  Compensation for the future will be determined when and if additional funding is obtained.

Table 4.0 Summary Compensation

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
				Other
				Annual	Restricted	Securities	LTIP	All Other
		Salary	Bonus	Compen-	Stock	Underlying	Payouts	Compen-
Name and principal position	Year	($)	($)	sation ($)	Award(s) $	Options/SARS	($)	sation ($)
David R. Cupp (1), President,	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-
David R. Cupp (1), President,	2008	-0-	-0-	-0-	-0-	-0-	-0-	-0-
David R. Cupp (1), President,	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-
David R. Cupp (1), President,	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Secretary and Chairman of the
Board of Directors

(1)

There is no employment contract with Mr. Cupp at this time.  Nor are there any agreements for compensation in the future.  A salary and stock options and/or warrants program may be developed in the future.

Compensation Committee Interlocks and Insider Participation

Currently, our Board of Directors consists of Mr. David R. Cupp. We are not actively seeking additional board members at this time.  At present, the Board of Directors has not established any committees.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information concerning the beneficial ownership of shares of our common stock with respect to stockholders who were known by us to be beneficial owners of more than 5% of our common stock as of September 20, 2010, and our officers and directors, individually and as a group.  Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to such shares of common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”) and generally includes voting or investment power with respect to securities.  In accordance with the SEC rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees, if applicable.  Subject to community property laws, where applicable, the persons or entities named in Table 5.0 (See “Selling Security Holders”) have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

Table 5.0 Beneficial Ownership

Amount and Nature of Beneficial Ownership Percent of Class (1)
Title of Class	Name and Address of Beneficial Owner	Before Offering	After Offering	Before Offering	After Offering
Common Stock	David R. Cupp 7830 Inishmore Dr, Indianapolis, Indiana 46214	12,300,000	12,300,000	78%	78%

Common Stock	All Executive Officers and Directors as a Group (1)	12,300,000	12,300,000	78%	78%

(1) The percentages are based on a Before-Offering total of 16,000,000 shares of common stock issued and outstanding as of the date of this prospectus and assume all of the 3,600,000 shares of our selling security holders’ shares will be sold.

Transactions with Related Persons, Promoters and Certain Control Persons

In June 2007 the company issued our CEO 5,000,000 shares of common stock at par $0.0001for services. These services included but were not limited to the formation of the corporation and research to determine the viability of the our business plan. During this time Mr. Cupp paid visits to aquatic farming operations and attended local shrimp association meetings. In September 2009 the company sold our CEO 7,300,000 shares of common stock at par $0.0001 for a capital investment of $730.00. On May 18, 2011 our CEO loaned $100.00 to the company under a Demand Note with a 0% interest rate.

In August 2007 the company sold to an affiliate , Teresa Cupp, our CEO’s wife, 100,000 shares of common stock at $0.001 for $100.00

Our offices are currently located at 7830 Inishmore Drive, Indianapolis, Indiana, the offices of Mr. David R. Cupp, our Chairman, CEO, and President. Mr. Cupp does not receive any remuneration for the use of his offices.

The company does not have any promoters nor has it paid any parties to promote the company.

Director Independence

We do not presently have any independent directors.  We consider independent directors to be individuals who are not employed by the Company in any capacity and who do not have any equity ownership interest in the Company.  Our Board of Directors is comprised of our President, David R. Cupp who also serves as our Secretary/ Treasurer.  Mr. Cupp is currently majority shareholder of the company’s common equity. We intend to seek independent directors for our board of directors when the market conditions improve and we are able to provide compensation for our board of director members.

Item 12. Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our Articles of Incorporation do include a provision under Article VIII, to permit us to indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate and to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Our By-Laws, Article VII, Section 4, do permit us to indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate and to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of New Found Shrimp, Inc. pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is unenforceable.

NEW FOUND SHRIMP, INC. (A Development Stage Entity) INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets at December 31, 2010 (audited) and December 31, 2009 (audited)	F-3

Statements of Operations for the years ended December 31, 2010 (audited) and 2009 (audited) and the period April 26, 2007 (date of inception) through December 31, 2010 (audited)	F-4

Statements of Changes in Shareholders’ Deficit for the period April 26, 2007 (date of inception) through December 31, 2010 (audited)	F-5

Statements of Cash Flows for the year ended December 31, 2010 (audited) and 2009 (audited) and the period April 26, 2007 (date of inception) through December 31, 2010 (audited)	F-6

Notes to Audited Financial Statements	F-7

Balance Sheets at June 30, 2011 (unaudited) and December 31, 2010 (audited)	F-10

Statements of Operations for the three and six months ended June 30, 2011 (unaudited) and 2010 (unaudited) and the period April 26, 2007 (date of inception) through June 30, 2011(unaudited)	F-11

Statements of Changes in Shareholders’ Deficit for the period April 26, 2007 (date of inception) through June 30, 2011 (unaudited)	F-12

Statements of Cash Flows for the six months ended June 30, 2011 (unaudited) and 2010 (unaudited) and the period April 26, 2007 (date of inception) through June 30, 2011 (unaudited)	F-13

Notes to Unaudited Financial Statements	F-14

Peter Messineo Certified Public Accountant 1982 Otter Way Palm Harbor FL 34685 peter@pm-cpa.com T 727.421.6268 F 727.674.0511

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

New Found Shrimp, Inc.

Indianapolis, Indiana

I have audited the accompanying balance sheets of New Found Shrimp, Inc. (a development stage entity) as of December 31, 2010 and 2009 and the related statements of operations, stockholder's deficit and cash flows for the years then ended and for the period from inception (April 26, 2007) to December 31, 2010. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Found Shrimp, Inc. (a development stage entity) as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended and for the period from inception (April 26, 2007) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception, has a net accumulated deficit and may be unable to raise further equity. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

s/ Peter Messineo, CPA

Peter Messineo, CPA

Palm Harbor, Florida

July 7, 2011

NEW FOUND SHRIMP, INC. (A Development Stage Entity) BALANCE SHEETS
	December 31,			December 31,
	2010			2009

Assets

Total assets	$	---	$	---

Liabilities and Shareholder Equity

Total liabilities		---		----

Shareholders’ equity (Notes 4)
Common stock, $.0001 par value Authorized 150,000,000 shares
16,000,000 and 16,000,000 issued and outstanding, respectively		1,600		1,600
Addition paid-in capital		3,330		3,330
(Accumulated deficit) retained earnings during development stage		(4,930)		(4,930)

Total shareholders’ equity		---		---
Total liabilities and shareholders’ equity	$	---	$	---

See accompanying notes to financial statements

NEW FOUND SHRIMP, INC. (A Development Stage Entity) STATEMENTS OF OPERATIONS

		April 26, 2007
		(Inception)
	Year Ended	Through		Year Ended
	December 31,	December 31,		December 31,
	2010	2010		2009

Revenues	$ ---	$ ---	$	---

Total revenue	---	---		---

Costs and expenses:
Selling, general & administrative	---	4,930		993
Total operating expenses	---	4,930		993
Loss from operations	---	(4,930)		(993)

Income tax provision (Note 3)	---	---		---
Net income (loss)	$ ---	$(4,930)		$(993)

Income (loss) per common shares basic and diluted	$0.00			$0.00
Basic and diluted weighted average number of
common shares outstanding	16,000,000			16,000,000

See accompanying notes to financial statements

NEW FOUND SHRIMP, INC. (A Development Stage Entity) STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY From inception (April 26, 2007) to December 31, 2010
						Deficit accumulated
				Additional		during the
	Common Stock			Paid-in		development
	Shares		Par Value	Capital		stage		Total
Balance at April 26, 2007 (inception)	---	$	---	---	$	---	$	---

Issuance of common stock in payment of organization expenses on behalf of the Company , June 30, 2007 at $0.0001 per share (par) (Note 4)	5,000,000		500	---		---		500

Sale of 3,700,000 shares of common stock to various investors at $0.001 per share, August 29, 2007 (Note 4)	3,700,000		370	3,330		---		3,700

Net Loss	---		---	---		(833)		(833)
Balance at December 31, 2007	8,700,000		$870	$3,330		$(833)		$3,367

Issuance of common stock for cash to an officer and director at $0.0001 per share (par) September 22, 2008 (Note 4)	7,300,000		730	---		---		730

Net Loss	---		---	---		(3,105)		(3,105)
Balance at December 31, 2008	16,000,000		$1,600	$3,330		$(3,938)		$992

Net Loss	---		---	---		(933)		(933)
Balance at December 31, 2009	16,000,000		$1,600	$3,330		$(4,930)	$	---

Net Loss	---		---	---		---		---
Balance at December 31, 2010	16,000,000		$1,600	$3,330		$(4,930)	$	---

See accompanying notes to financial statements

NEW FOUND SHRIMP, INC. (A Development Stage Entity) STATEMENT OF CASH FLOWS

				April 26, 2007
				(Inception)
		Year Ended		Through		Year Ended
		December 31,		December 31,		December 31,
		2010		2010		2009
Cash flows from operating activities:
Net (loss)	$	---		$(4,930)		$(933)
Services settled in common shares				500
Adjustments to reconcile net loss to net cash
used in operating activities:
Net cash used in operating activities		---		(4,430)		(933)

Cash flows from financing activities:
Proceeds from stock sales		---		4,430		---
Net cash provided by
financing activities		---		4,430		---

Net change in cash and cash equivalents		---		---		(933)

Cash and cash equivalents:
Beginning of period		---		---		933
End of period	$	---	$	---	$	---

Supplemental cash flow information and noncash financing activities:
Cash paid during the period for:
Income taxes	$	---	$	---	$	---
Interest	$	---	$	---	$	---

See accompanying notes to financial statements

NEW FOUND SHRIMP, INC

(A Development Stage Entity)

NOTES TO AUDITED FINANCIAL STATEMENTS

For the Years Ended December 31, 2010 and 2009

NOTE 1. NATURE OF BUSINESS

ORGANIZATION

The Company was incorporated in the State of Indiana as a for-profit Company on April 26, 2007.  It is a development stage company in accordance with FASB ASC 915 Financial Reporting for Development Stage Entities.   The Company was formed to provide consultation to the aquatic farming industry.  The Company will provide consolidation opportunities for on-going and start up aquatic farming operations.  The Company’s approach will be to assist aquatic farming operations with the organizational structure, customer service and marketing aspects of their business, allowing our customers to focus on the business aspects of operating the farms.

The Company is headquartered in Indianapolis, Indiana.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GOING CONCERN

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  The Company has not yet established an ongoing source of revenues sufficient to cover its operating cost and allow it to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable.  If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources.  Management’s plan to obtain such resources for the Company include, obtaining capital from management and significant stockholders sufficient to meet its minimal operating expenses.  However, management cannot provide any assurance that the Company will be successful in accomplishing any of its plans.

There is no assurance that the Company will be able to obtain sufficient additional funds when needed or that such funds, if available, will be obtainable on terms satisfactory to the Company.  In addition, profitability will ultimately depend upon the level of revenues received from business operations.  However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

ADVERTISING

Advertising costs are expensed as incurred.  No advertising costs have been incurred as of December 31, 2009 or December 31, 2010.

USE OF ESTIMATES

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents.  There were no cash equivalents at December 31, 2009 or December 31, 2010.

RESEARCH AND DEVELOPMENT

The Company expenses research and development costs when incurred.  Research and development costs include engineering and testing of product and outputs.  Indirect costs related to research and developments are allocated based on percentage usage to the research and development.  We spent $-0- and $-0- in research and development costs for the years 2010 and 2009, respectively.

NEW FOUND SHRIMP, INC

(A Development Stage Entity)

NOTES TO AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2010 and 2009

DEFERRED INCOME TAXES AND VALUATION ALLOWANCE

The Company accounts for income taxes under FASB ASC 740 “Income Taxes.”  Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per share is calculated in accordance with FASB ASC 260, “Earnings Per Share.”  The weighted-average number of common shares outstanding during each period is used to compute basic earning or loss per share.  Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding.  Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding at December 31, 2009 since inception and at December 31, 2010.  As of December 31, 2009 and at December 31, 2010, the Company had no dilutive potential common shares.

RECENTLY ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued new accounting guidance that established the FASB Accounting Standards Codification (“Codification”), as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. This new guidance became effective for interim and annual periods ending after September 15, 2009. Other than the manner in which new accounting guidance is referenced, the Codification did not have an effect on the Company’s financial statements.

In February 2010, the FASB issued ASU No. 2010-09 regarding subsequent events and amendments to certain recognition and disclosure requirements. Under this ASU, a public company that is a SEC filer, as defined, is not required to disclose the date through which subsequent events have been evaluated. This ASU is effective upon the issuance of this ASU. The adoption of this ASU did not have a material impact on our financial statements.

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company.  Management has reviewed the aforementioned rules and releases and believes any effect will not have a material impact on the Company's present or future financial statements.

NOTE 3. INCOME TAXES

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods.  The tax benefit for the periods presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses and other temporary differences, the realization of which could not be considered more likely than not.  In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.  As of December 31, 2009 the Company had a loss of $933 and for the period April 26, 2007 (Date of Inception) through December 31, 2010, the Company incurred losses of $4,930.   The net operating loss in the amount of $4,930, resulting from operating activities, result in deferred tax assets of approximately $1,726 at the effective statutory rates.  The deferred tax asset has been off-set by an equal valuation allowance.

NEW FOUND SHRIMP, INC

(A Development Stage Entity)

NOTES TO AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2010 and 2009

NOTE 4. SHAREHOLDERS' EQUITY

COMMON STOCK

The authorized common stock of the Company consists of 150,000,000 shares with a par value of $0.0001.  The Company issued 5,000,000 shares to David Cupp, CEO and sole Director on June 30, 2007at a par value of $500 in exchange for incorporation services.

The Company sold for cash 3,700,000 shares on August 29, 2007 to 37 shareholders via subscription at a value of $3,700 or $0.001 per share.

The Company issued 7,300,000 shares to David Cupp, CEO and sole Director on September 22, 2008 for cash at a par value of $730 or $0.0001 per share.  There were 16,000,000 and 16,000,000 shares of common stock issued and outstanding at December 31, 2009 and at December 31, 2010, respectively.

NOTE 5. RELATED PARTY TRANSACTIONS

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities that become available. They may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The Company does not own or lease property or lease office space. The office space used by the Company was arranged by the founder of the Company to use at no charge.

The above is not necessarily indicative of the amounts that would have been incurred had a comparable transaction been entered into with independent parties.

NOTE 6. COMMITMENTS AND CONTINGENCY

From time to time the Company may be a party to litigation matters involving claims against the Company.  Management believes that there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 7. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

NOTE 8. SUBSEQUENT EVENTS

Operations commenced again in April 2011 with the signing of the consulting agreement with New Opportunity Business Solutions, Inc.

Management has evaluated subsequent events and is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this registration with the Securities and Exchange Commission (“SEC”) that would have a material impact on our financial statements.

NEW FOUND SHRIMP, INC. (A Development Stage Entity) BALANCE SHEETS
	June 30,		December 31,
	2011		2010
	Unaudited		Audited
Assets
Current assets:
Cash	$203		---
Total current assets	203		---
Total assets	$203	$	---

Liabilities and Shareholder Equity
Current liabilities:
Note payable, related party (Note 5)	$100		---
Total current liabilities	100		---
Total liabilities	100		---

Shareholders’ equity (Notes 4)
Common stock, $.0001 par value Authorized 150,000,000 shares
16,000,000 and 16,000,000 issued and outstanding, respectively	1,600		1,600
Addition paid-in capital	3,330		3,330
(Accumulated deficit) retained earnings during development stage	(4,827)		(4,930)

Total shareholders’ equity	103		---
Total liabilities and shareholders’ equity	$203	$	---

See accompanying notes to financial statements

NEW FOUND SHRIMP, INC. (A Development Stage Entity) STATEMENTS OF OPERATIONS UNAUDITED
							April 26, 2007 (Inception)
	Three months ended			Six months ended			Through
	June 30,			June 30,			June 30,
	2011		2010	2011		2010	2011
Revenue:
Net sales	$1,500	$	---	$1,500	$	---	$1,500
Total revenue	1,500		---	1,500		---	1,500

Costs and expenses:
Professional fees	1,250		---	1,250		---	1,465
Selling, general & administrative	147		---	147		---	4,862
Total operating expenses	1,397		---	1,397		---	6,327
Income (loss) from operations	103		---	103		---	(4,827)

Income tax provision (Note 3)	---		---	---		---	---
Net income (loss)	$103	$	---	$103	$	---	$(4,827)

Income (loss) per common shares – basic and diluted	$0.00		$0.00	$0.00		$0.00

Basic and diluted weighted average number of common shares outstanding	16,000,000		16,000,000	16,000,000		16,000,000

See accompanying notes to financial statements

NEW FOUND SHRIMP, INC. (A Development Stage Entity) STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY From inception (April 26, 2007) to June 30, 2011
						Deficit accumulated
				Additional		during the
	Common Stock			Paid-in		development
	Shares		Par Value	Capital		stage		Total
Balance at April 26, 2007 (inception)	---	$	---	---	$	---	$	---

Issuance of common stock in payment of organization expenses on behalf of the Company , June 30, 2007 at $0.0001 per share (par) (Note 4)	5,000,000		500	---		---		500

Sale of 3,700,000 shares of common stock to various investors at $0.001 per share, August 29, 2007 (Note 4)	3,700,000		370	3,330		---		3,700

Net Loss	---		---	---		(833)		(833)
Balance at December 31, 2007	8,700,000		$870	$3,330		$(833)		$3,367

Issuance of common stock for cash to an officer and director at $0.0001 per share (par) September 22, 2008 (Note 4)	7,300,000		730	---		---		730

Net Loss	---		---	---		(3,105)		(3,105)
Balance at December 31, 2008	16,000,000		$1,600	$3,330		$(3,938)		$992

Net Loss	---		---	---		(933)		(933)
Balance at December 31, 2009	16,000,000		$1,600	$3,330		$(4,930)	$	---

Net Loss	---		---	---		---		---
Balance at December 31, 2010	16,000,000		$1,600	$3,330		$(4,930)	$	---

Net Income (unaudited)	---		---	---		103		103
Balance at June 30, 2011 (unaudited)	16,000,000		$1,600	$3,330		$(4,827)		$103

See accompanying notes to financial statements

NEW FOUND SHRIMP, INC. (A Development Stage Entity) STATEMENT OF CASH FLOWS UNAUDITED

						April 26, 2007
						(Inception)
		Six months ended				Through
		June 30,				June 30,
		2011		2010		2011
Cash flows from operating activities:
Net income (loss)		$103	$	---		$(4,827)
Services settled in common shares		---		---		500
Adjustments to reconcile net loss to net cash
used in operating activities:
Net cash used in operating activities		103		---		(4,327)

Cash flows from financing activities:
Proceeds from notes payable, related party		100		---		100
Proceeds from stock sales		---		---		4,430
Net cash provided by financing activities		100		---		4,530

Net change in cash and cash equivalents		203		---		203

Cash and cash equivalents:
Beginning of period		---		---		---
End of period		$203	$	---		$203

Supplemental cash flow information and noncash financing activities:
Cash paid during the period for:
Income taxes	$	---	$	---	$	---
Interest	$	---	$	---	$	---

See accompanying notes to financial statements

NEW FOUND SHRIMP, INC.

(A Development Stage Entity)

NOTES UNAUDITED TO FINANCIAL STATEMENTS

For the period ending June 30, 2011 and 2010

NOTE 1. NATURE OF BUSINESS

ORGANIZATION

The Company was incorporated in the State of Indiana as a for-profit Company on April 26, 2007.  It is a development stage company in accordance with FASB ASC 915 Financial Reporting for Development Stage Entities.   The Company was formed to provide consultation to the aquatic farming industry.  The Company will provide consolidation opportunities for on-going and start up aquatic farming operations.  The Company’s approach will be to assist aquatic farming operations with the organizational structure, customer service and marketing aspects of their business, allowing our customers to focus on the business aspects of operating the farms.

The Company is headquartered in Indianapolis, Indiana.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GOING CONCERN

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  The Company has not yet established an ongoing source of revenues sufficient to cover its operating cost and allow it to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable.  If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources.  Management’s plan to obtain such resources for the Company include, obtaining capital from management and significant stockholders sufficient to meet its minimal operating expenses.  However, management cannot provide any assurance that the Company will be successful in accomplishing any of its plans.

There is no assurance that the Company will be able to obtain sufficient additional funds when needed or that such funds, if available, will be obtainable on terms satisfactory to the Company.  In addition, profitability will ultimately depend upon the level of revenues received from business operations.  However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

ADVERTISING

Advertising costs are expensed as incurred.  No advertising costs have been incurred for the three and six months ended June 30, 2011 or for the period April 26, 2007 (inception) through June 30, 2011.

USE OF ESTIMATES

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information and with the instructions to Form 10-Q and Regulation S-X. Accordingly, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of (a) the result of operations for the three and six month periods ended June 30, 2011 and 2010; (b) the financial position at June 30, 2011; and (c) cash flows for the six month periods ended June 30, 2011 and 2010, have been made.

NEW FOUND SHRIMP, INC.

(A Development Stage Entity)

NOTES UNAUDITED TO FINANCIAL STATEMENTS

For the period ending June 30, 2011 and 2010

CASH

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents.  There were no cash equivalents at June 30, 2011 or December 31, 2010.

REVENUE RECOGNITION

The Company derives revenue from consulting arrangements with clients.  Revenue is generated by hourly fee structure or fixed contract costs, based on expected time to complete, additionally, costs incurred may be billed, as defined by the contractual arrangements.  The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition.  The Company recognizes revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

RESEARCH AND DEVELOPMENT

The Company expenses research and development costs when incurred.  Research and development costs include engineering and testing of product and outputs.  Indirect costs related to research and developments are allocated based on percentage usage to the research and development.  We spent $-0- in research and development costs for the period of April 26, 2007 (inception) through June 30, 2011.

DEFERRED INCOME TAXES AND VALUATION ALLOWANCE

The Company accounts for income taxes under FASB ASC 740 “Income Taxes.”  Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per share is calculated in accordance with FASB ASC 260, “Earnings Per Share.”  The weighted-average number of common shares outstanding during each period is used to compute basic earning or loss per share.  Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding.  Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding at June 30, 2011 and at December 31, 2010.  As of June 30, 2011 and at December 31, 2010, the Company had no dilutive potential common shares.

RECENTLY ACCOUNTING PRONOUNCEMENTS

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company.  Management has reviewed the aforementioned rules and releases and believes any effect will not have a material impact on the Company's present or future financial statements.

NOTE 3. INCOME TAXES

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods.  The tax benefit for the periods presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses and other temporary differences, the realization of which could not be considered more likely than not.  In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.  As of December 31, 2010 the Company had a loss of $4,930 and for the period April 26, 2007 (Date of Inception) through June 30, 2011, the Company incurred losses of $4,827.   The net operating loss in the amount of $4,930, resulting from operating activities, result in deferred tax assets of approximately $1,726 at the effective statutory rates.  The deferred tax asset has been off-set by an equal valuation allowance.

NEW FOUND SHRIMP, INC.

(A Development Stage Entity)

NOTES UNAUDITED TO FINANCIAL STATEMENTS

For the period ending June 30, 2011 and 2010

NOTE 4. SHAREHOLDERS' EQUITY

COMMON STOCK

The authorized common stock of the Company consists of 150,000,000 shares with a par value of $0.0001.  The Company issued 5,000,000 shares to David Cupp, CEO and sole Director on June 30, 2007at a par value of $500 in exchange for incorporation services.

The Company sold for cash 3,700,000 shares on August 29, 2007 to 37 shareholders via subscription at a value of $3,700 or $0.001 per share.

The Company issued 7,300,000 shares to David Cupp, CEO and sole Director on September 22, 2008 for cash at a par value of $730 or $0.0001 per share.  There were 16,000,000 and 16,000,000 shares of common stock issued and outstanding at June 30, 2011 and at December 31, 2010, respectively.

NOTE 5. RELATED PARTY TRANSACTIONS

On May 18, 2011 David Cupp, CEO and Director opened a bank account with JPMorgan Chase Bank, N.A. and deposited $100.  The amount is documented with a demand note that carries no repayment terms and is non-interest bearing.  Management will review this arrangement, in future period, to determine if terms are required to be formalized to reflect the economic relationship.  The balance due to the related party at June 30, 2011 and December 31, 2010 was $100 and $-0-, respectively.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities that become available. They may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The Company does not own or lease property or lease office space. The office space used by the Company was arranged by the founder of the Company to use at no charge.

The above is not necessarily indicative of the amounts that would have been incurred had a comparable transaction been entered into with independent parties.

NOTE 6. COMMITMENTS AND CONTINGENCY

From time to time the Company may be a party to litigation matters involving claims against the Company.  Management believes that there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 7. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated subsequent events and is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this registration with the Securities and Exchange Commission (“SEC”) that would have a material impact on our financial statements.

TABLE OF CONTENTS
PROSPECTUS SUMMARY
SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHARGES
A NOTE CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
DILUTION
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
Resale Offering
DESCRIPTION OF SECURITIES TO BE REGISTERED
INTEREST OF NAMED EXPERTS AND COUNSEL
INFORMATION WITH RESPECT TO THE REGISTRANT
Description of Business
Description of Property
Legal Proceedings
Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters
Reports to Security Holders
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Business
Results of Operation
Liquidity & Capital Resources
Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
Directors and Executive Officers
Executive Compensation
Compensation Committee Interlocks and Insider Participation
Security Ownership of Certain Beneficial Owners and Management
Transactions With Related Persons, Promoters and Certain Control Persons
Director Independence
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
INDEX TO FINANCIAL STATEMENTS

DEALER PROSPECTUS DELIVERY OBLIGATION

Until

 (90 days after the effective date), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The selling stockholders are offering and selling shares of our common stock only to those persons and in those jurisdictions where these offers and sales are permitted.

You should rely only on the information contained in this prospectus, as amended and supplemented from time to time. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is complete and accurate only as of the date of the front cover regardless of the time of delivery or of any sale of shares. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has not been a change in our affairs since the date hereof.

This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes information and documents in a manner we believe to be accurate, but we refer you to the actual documents or the agreements we entered into for additional information of what we discuss in this prospectus.

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution.

The following table sets forth the costs and expenses payable by New Found Shrimp, Inc. in connection with the sale of the securities being registered.  We will bear all the costs and expenses associated with the preparation and filing of this registration statement including the registration fees of the selling security holders.  All amounts are estimates except the Securities and Exchange Commission registration fee and the Accounting Fees and Expenses:

Registration Fee	$5.58
Federal taxes, state taxes and fees	$0.00
Printing and Engraving Expenses	$0.00
Accounting Fees and Expenses	$2,500.00
Legal Fees and Expenses	$7,500.00
Transfer Agent’s Fees and Expenses	$2,000.00
Miscellaneous	$5,000.00
Total	$17,005.58

Item 14. Indemnification of Directors and Officers.

Our Articles of Incorporation, Article X, permits the corporation to indemnify a director, officer or control person of the corporation for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expense.

In addition, our By-Laws, Article X, Section 3, do permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether or not Indiana law would permit indemnification.  We have not obtained any such insurance at this time.

We have been advised that it is the position of the Securities and Exchange Commission that insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, that such provisions are against public policy as expressed in the Securities Act and are therefore unenforceable.

CODE OF ETHICS

We have adopted a code of ethics as of August 2007 that applies to our principal executive officer, principal financial officer and principal accounting officer as well as our employees.  Our standards are in writing and will be posted on our website once our site is operational.  Our complete Code of Ethics has been attached to this registration statement as an exhibit.  Our annual report filed with the Securities Exchange Commission will set forth the manner in which a copy of our code may be requested at no charge.  The following is a summation of the key points of the Code of Ethics we adopted:

•

Honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

Full, fair, accurate, timely, and understandable disclosure reports and documents that a small business issuer files with, or submits to, the Commission and in other public communications made by our company;

•

Full compliance with applicable government laws, rules and regulations;

•

The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•

Accountability for adherence to the code.

WHERE YOU CAN FIND MORE INFORMATION

We will file reports and other information with the U.S. Securities and Exchange Commission.  You may read and copy any document that we file at the SEC’s public reference facilities at 100 F Street N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-732-0330 for more information about its public reference facilities.  Our SEC filings will be available to you free of charge at the SEC’s web site at www.sec.gov.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding the issuance and sales of New Found Shrimp, Inc.’s common stock without registration during the last three years.  No sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.  The following securities of New Found Shrimp, Inc. were issued by NFS within the past three (3) years and were not registered under the Securities Act of 1933: The shares of our common stock were issued pursuant to Section 4(2) of the Securities Act of 1933 and the exempt transaction provisions of applicable state law.   All shareholders in our Section 4(2) offering are sophisticated investors who are personally known by our president, David R. Cupp.  Each shareholder had sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the investment or was otherwise able to bear the economic risks of an investment in our company.  Additionally, each shareholder was provided with access to the type of information about our company that would normally be provided in a prospectus.  Finally, the shareholders agreed not to resell or distribute the securities to the public and were aware that each certificate representing shares of our common stock would bear a restrictive transfer legend to prevent any unauthorized distribution.

Name of Stockholder	Shares Received	Date Shares Sold	Consideration
David R. Cupp	7,300,000	9-22-08	730.00
Teresa Cupp	100,000	8-3-2007	100.00
Mary Kistler	100,000	8-3-2007	100.00
Camille B. Serbicki	100,000	8-3-2007	100.00
Deena M. Serbicki	100,000	8-3-2007	100.00
Andrew Hodson	100,000	8-3-2007	100.00
Kelli Kistler	100,000	8-3-2007	100.00
Lorraine Mettler	100,000	8-3-2007	100.00
Brian J. Schott	100,000	8-3-2007	100.00
Bobbi M. Cleveland	100,000	8-3-2007	100.00
Jared Hochstedler	100,000	8-3-2007	100.00
Jolene Hochstedler	100,000	8-3-2007	100.00
Laci M. Earle	100,000	8-3-2007	100.00
Benjamin C. Earle	100,000	8-3-2007	100.00
Brian Kistler	100,000	8-3-2007	100.00
Robert E. Cleveland III	100,000	8-3-2007	100.00
Kevin Corsaro	100,000	8-3-2007	100.00
Susanne M. Rudnick	100,000	8-3-2007	100.00
Jeremy Kistler	100,000	8-3-2007	100.00
David M. Serbicki	100,000	8-3-2007	100.00
Michael J. Roselle	100,000	8-3-2007	100.00
Sarah Kistler	100,000	8-3-2007	100.00
Denise H. Mlynski	100,000	8-3-2007	100.00
Jeffrey Mlynski	100,000	8-3-2007	100.00
Mary Ann E. Mlynski	100,000	8-3-2007	100.00
Dennis J. Mlynski	100,000	8-3-2007	100.00
Chad Schulte	100,000	8-3-2007	100.00
Joseph Kistler	100,000	8-3-2007	100.00
Robert E. Cleveland Jr.	100,000	8-3-2007	100.00
Jonathon D. Temple	100,000	8-3-2007	100.00
Shane Cope	100,000	8-3-2007	100.00
Cary Chandler	100,000	8-3-2007	100.00
Jon E. Easter	100,000	8-3-2007	100.00
Frank A. & Linda D. Kaspzak JTWROS	100,000	8-3-2007	100.00
E. Wayne & Ingrid D. Barker JTWROS	100,000	8-3-2007	100.00
Christopher & Melissa Smith JTWROS	100,000	8-3-2007	100.00
Robert Stare	100,000	8-3-2007	100.00
Patricia Stare	100,000	8-3-2007	100.00

Item 16. Exhibits and Financial Statement Schedules. The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-K.  All Exhibits are attached hereto unless otherwise noted

Exhibit No.	Description
3.1	Articles of Incorporation
3.2	By-Laws
5	Opinion Regarding Legality and Consent of Counsel: by Clifford J. Hunt, Esq.
10.1
10.2	Consulting Agreement dated May 24, 2011
14	Code of Ethics
23.1	Consent of Experts and Counsel: Independent Auditor’s Consent by Peter Messineo, C.P.A.

Item 17. Undertakings.

(a) Rule 415 Offering.  The undersigned registrant hereby undertakes to:

(1)

File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)

Include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii)

Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a twenty percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered and the offering of the securities at that time to be the initial bona fide offering.

(2)

File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

(b)

Request for Acceleration of Effective Date.  Insofar as indemnification for liabilities arising under the Securities Act  may be permitted to directors, officers and controlling persons of the registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Indianapolis, State of Indiana, Tuesday, August 30, 2011 ~~Friday, August 19, 2011~~

(Registrant)

NEW FOUND SHRIMP, INC.

By:  /s/ David R. Cupp

David R. Cupp, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Name	Title	Date
/s/David R. Cupp David R. Cupp	Principal Executive Officer, Principal Accounting Officer, Chief Financial Officer, Secretary, Chairman of the Board of Directors	Tuesday, August 30, 2011 ~~Friday, August 19, 2011~~